Filed Pursuant to Rule 424(b)(3)

Registration No. 333-280700

PROSPECTUS

Signing Day Sports, Inc.

Up to 6,643,788 Shares of Common Stock

This prospectus relates to the offer and resale from time to time of:

●	up to 2,105,090 shares of common stock, par value $0.0001 per share (“common stock”), of Signing Day Sports, Inc., a Delaware corporation (“we,” “us,” “our,” “Signing Day Sports,” “the Company,” or “our company”), issued or issuable, without giving effect to applicable limitations or restrictions, to FirstFire Global Opportunities Fund, LLC, a Delaware limited liability company (“FirstFire”), without giving effect to applicable limitations or restrictions, pursuant to the Securities Purchase Agreement, dated as of June 18, 2024, between the Company and FirstFire (the “June 2024 FF Purchase Agreement”), consisting of:

●	up to 1,232,407 shares of common stock issuable upon conversion of a senior secured promissory note of the Company issued on June 18, 2024, in the principal amount of $198,611 and with guaranteed interest of $19,861 (the “June 2024 FF Note”), at an assumed alternate conversion price of $0.195 per share, assuming the application of a 110% prepayment premium;

●	up to 90,277 shares of common stock (the “June 2024 FF Commitment Shares”) that we issued to FirstFire as partial consideration for the purchase of the June 2024 FF Note;

●	up to 662,036 shares of common stock issuable upon exercise of a warrant at an initial exercise price of $0.30 per share (the “First June 2024 FF Warrant”) that we issued to FirstFire as partial consideration for the purchase of the June 2024 FF Note;

●	up to 120,370 shares of common stock issuable upon exercise of a warrant (the “Second June 2024 FF Warrant” and together with the First June 2024 FF Warrant, the “June 2024 FF Warrants”) at an initial exercise price of $0.01 per share exercisable from the date (the “Second FF Warrants Trigger Date”) of an “Event of Default” as defined by the June 2024 FF Note (an “FF Notes Event of Default”), that we issued to FirstFire as partial consideration for the purchase of the June 2024 FF Note;

●	up to 4,372,116 shares of common stock, issued or issuable, without giving effect to applicable limitations or restrictions, to FirstFire, pursuant to the Securities Purchase Agreement, dated as of May 16, 2024, between the Company and FirstFire, as amended (as amended, the “May 2024 FF Purchase Agreement”) by that certain Amendment to the Transaction Documents, dated as of June 18, 2024, between the Company and FirstFire (the “Amendment to May 2024 FF Transaction Documents”), consisting of:

●	up to 2,559,616 shares of common stock issuable upon conversion of a senior secured promissory note of the Company issued on May 16, 2024, as amended by that certain Amendment to Senior Secured Promissory Note and Warrants, dated as of May 20, 2024, between the Company and FirstFire (the “Amendment to May 2024 FF Note and May 2024 FF Warrants”), in the principal amount of $412,500 and with guaranteed interest of $41,250 (as amended, the “May 2024 FF Note” and together with the June 2024 FF Note, the “FF Notes”), at an assumed alternate conversion price of $0.195 per share, assuming the application of a 110% prepayment premium;

●	up to 187,500 shares of common stock (the “May 2024 FF Commitment Shares”) that we issued to FirstFire as partial consideration for the purchase of the May 2024 FF Note;

●	up to 1,375,000 shares of common stock issuable upon exercise of a warrant at an initial exercise price of $0.30 per share, as amended by the Amendment to May 2024 FF Note and May 2024 FF Warrants (as amended, the “First May 2024 FF Warrant”), that we issued to FirstFire as partial consideration for the purchase of the May 2024 FF Note;

●	up to 250,000 shares of common stock issuable upon exercise of a warrant at an initial exercise price of $0.01 per share exercisable from the Second FF Warrants Trigger Date, as amended by the Amendment to May 2024 FF Note and May 2024 FF Warrants (as amended, the “Second May 2024 FF Warrant” and together with the First May 2024 FF Warrant, the “May 2024 FF Warrants” and the May 2024 FF Warrants together with the June 2024 FF Warrants, the “FF Warrants”), that we issued to FirstFire as partial consideration for the purchase of the May 2024 FF Note;

●	up to 166,582 shares of common stock issued or issuable, without giving effect to applicable limitations or restrictions, to Boustead Securities, LLC, a registered broker-dealer (“Boustead” and together with FirstFire, the “Selling Stockholders”), pursuant to the Company’s letter agreement, dated August 9, 2021, between the Company and Boustead, as amended (as amended, the “Boustead Engagement Letter”), relating to placement agent services in connection with the transactions contemplated by the May 2024 FF Purchase Agreement and the Common Stock Purchase Agreement, dated as of January 5, 2024, between the Company and Tumim Stone Capital LLC (“Tumim”), which was terminated by mutual written consent as of May 16, 2024 (the “Tumim Purchase Agreement”), consisting of:

●	up to 13,125 shares of common stock issued to Boustead as partial consideration for placement agent services with respect to the May 2024 FF Purchase Agreement (the “FF Placement Agent Fee Shares”);

●	up to 96,250 shares of common stock issuable to Boustead upon exercise of a placement agent warrant at an exercise price of $0.30 per share issued as partial consideration for placement agent services with respect to the May 2024 FF Purchase Agreement (the “FF Placement Agent Warrant”);

●	up to 49,193 shares of common stock issued to Boustead as partial consideration for placement agent services with respect to the Tumim Purchase Agreement (the “Tumim Placement Agent Fee Shares”); and

●	up to an aggregate of 8,014 shares of common stock issuable to Boustead upon exercise of placement agent warrants at a weighted-average exercise price of approximately $0.44 per share issued as partial consideration for placement agent services with respect to the Tumim Purchase Agreement (collectively, the “Tumim Placement Agent Warrants” and together with the FF Placement Agent Warrant, the “Placement Agent Warrants”).

The total number of shares of common stock issuable upon conversion of the FF Notes that may be offered and resold by means of this prospectus, or 3,792,023, is based in part on an assumed conversion price per share of $0.195, which would be one of a number of alternate conversion prices that would become applicable upon the occurrence of an FF Notes Event of Default, and application of one of the other alternate conversion prices may result in a greater number of shares issuable upon such conversion. The actual maximum number of shares issuable upon conversion of the FF Notes may also be increased upon the application of full-ratchet anti-dilution provisions in the FF Notes. Similarly, the maximum number of shares issuable upon exercise of the FF Warrants may be increased upon the application of full-ratchet anti-dilution provisions in the FF Warrants. Pursuant to the Registration Rights Agreement, dated as of June 18, 2024, between the Company and FirstFire (the “June 2024 FF Registration Rights Agreement”), and the Registration Rights Agreement, dated as of May 16, 2024, between the Company and FirstFire (the “May 2024 FF Registration Rights Agreement”), if the total number of shares issuable upon conversion of the FF Notes or upon exercise of the FF Warrants becomes greater than the number that may be offered for resale by means of this prospectus, then the Company will be required to register the additional shares of common stock for resale by means of one or more separate prospectuses. See “Prospectus Summary – Private Placements – June 2024 FirstFire Private Placement” and “Prospectus Summary – Private Placements – May 2024 FirstFire Private Placement”.

The number of shares of common stock issuable upon conversion of the FF Notes or exercise of the FF Warrants will be subject to a limitation on beneficial ownership to 4.99% of the common stock that would be outstanding immediately after such conversion or exercise (the “FF Beneficial Ownership Limitation”). In addition, the June 2024 FF Purchase Agreement, the May 2024 FF Purchase Agreement, the FF Notes, the FF Warrants, and the FF Placement Agent Warrant provide that the maximum amount of shares of common stock issuable under the FF Notes, the FF Warrants, and the FF Placement Agent Warrant will be limited to no more than 19.99% of the issued and outstanding common stock of the Company as of the date of the May 2024 FF Purchase Agreement, or 3,074,792 shares of common stock, which number of shares shall be reduced, on a share-for-share basis, by the number of shares of common stock issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by the May 2024 FF Purchase Agreement under applicable rules of the NYSE American LLC (the “NYSE American” and such limited number of shares, the “FF Exchange Limitation”), until the Company obtains stockholder approval to issue shares in excess of that amount for all shares issuable pursuant to the terms of the May 2024 FF Purchase Agreement (the “FF Stockholder Approval”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our common stock by the Selling Stockholders. We may receive up to $1,088,583 in aggregate gross proceeds from the cash exercise of the FF Warrants, the FF Placement Agent Warrant, and the Tumim Placement Agent Warrants.

The Selling Stockholders may resell the shares of common stock included in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholders may resell the shares of common stock to which this prospectus relates in the section entitled “Plan of Distribution”. Each of the Selling Stockholders may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The Selling Stockholders will pay all brokerage fees and commissions and similar expenses in connection with the offer and resale of the shares being offered by the Selling Stockholders by means of this prospectus. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering under the Securities Act the offer and resale of the shares included in this prospectus by the Selling Stockholders, including legal and accounting fees. See “Plan of Distribution”.

Our shares of common stock are listed on the NYSE American under the symbol “SGN”. On July 3, 2024, the last reported sale price of our common stock on the NYSE American was $0.2591 per share.

Unless otherwise noted, the share and per share information in this prospectus have been adjusted to give effect to the one-for-five (1-for-5) reverse stock split (the “Reverse Stock Split”) of the outstanding common stock which became effective on April 14, 2023.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Item 1A. Risk Factors – Risks Related to Our Common Stock and Securities Convertible into Our Common Stock – We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.” in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), which is incorporated by reference into this prospectus.

Investing in our securities is highly speculative and involves a high degree of risk.  See “Risk Factors” beginning on page 21 of this prospectus, in any applicable prospectus supplement and as described in certain of the documents we may incorporate by reference herein, for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is July 18, 2024.

You should rely only on the information contained in or incorporated by reference in this prospectus, any supplement to this prospectus or in any free writing prospectus, filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the Selling Stockholders have authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Stockholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the Selling Stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

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TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business. For convenience, we may not include the “℠”, “®” or “™” status symbols for these marks, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

We are responsible for the information contained in or incorporated by reference into this prospectus. This prospectus includes or incorporates by reference industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry or internal company surveys. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. The market and industry data used in or incorporated by reference into this prospectus involve risks and uncertainties that are subject to change based on various factors, including those discussed in or incorporated by reference into the section titled “Risk Factors”, any applicable prospectus supplement, and the documents incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. This summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus and any applicable prospectus supplement and the other information incorporated by reference into this prospectus. You should carefully read the entire prospectus and the other information incorporated by reference into this prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, any applicable prospectus supplement, and documents referred to in “Where You Can Find More Information” and “Information Incorporated by Reference,” before making an investment decision. Some of the statements in this prospectus and the other documents incorporated by reference into this prospectus are forward-looking statements. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise noted, the share and per share information in this prospectus reflects the Reverse Stock Split ratio of 1-for-5 as if it had occurred at the beginning of the earliest period presented.

Our Company

Overview

We are a technology company developing and operating a platform aiming to give significantly more student-athletes the opportunity to go to college and continue playing sports. Our platform, Signing Day Sports, is a digital ecosystem to help athletes get discovered and recruited by coaches and recruiters across the country. We fully support football, baseball, softball, and men’s and women’s soccer, and we plan to expand the Signing Day Sports platform to include additional sports. Each sport is led by former professional athletes and coaches who know what it takes to get to the big leagues.

Signing Day Sports launched in 2019. During 2023, 3,846 aspiring high school athletes and groups throughout the United States subscribed to the Signing Day Sports platform. Colleges in the National Collegiate Athletic Association (NCAA) Division I, Division II, and Division III, and the National Association of Intercollegiate Athletics (NAIA), have utilized our platform for recruitment purposes. Signing Day Sports initially supported football athletes, and now also offers a platform for baseball, softball, and men’s and women’s soccer, resulting in even more recruiter and athlete platform participants.

We founded Signing Day Sports to reinvent the high school and college sports recruiting process for the digital era. When we started the Company, recruiting was still being done largely as it had been done since before the mass availability of Internet-connected devices and was still limited by that model. We believe that we identified the flaws in the recruiting process and the unique opportunity it presented for us to become a solution provider in the industry. We developed and operated our platform with the objective of optimizing and enhancing the sports recruitment process across all sizes of colleges and athletic departments.

Our ability to leverage modern technologies to bring coaches and student-athletes together in a mutually beneficial ecosystem has shown significant benefits for both sides of the student-athlete recruitment process. Parents and student-athletes can use the platform to understand and provide what recruiters want to see, seek and gain offers of better athletic scholarships or other financial aid packages, and maximize the potential of a student-athlete’s career. Recruiters now have a comprehensive recruitment application that shows video verification of key attribute data and gives the recruiter the ability to narrow down their search with a highly optimized search engine and student-athlete screening process.

In short, we offer a comprehensive solution that services the needs of all participants in the sports recruitment process. Our goal is to change the way sports recruitment is done for the betterment of everyone.

As of March 31, 2024, we had total assets of approximately $4.0 million with total stockholders’ equity of approximately $0.2 million.

Our sales increased 334% year-over-year in the first quarter of 2024 compared to the first quarter of 2023 and 293% year-over-year in 2023 compared to 2022, primarily due to an increase in event revenue and user subscriptions. During the three months ended March 31, 2024, more than 40% of student-athletes’ free trial subscriptions converted to paid trial subscriptions.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. We have incurred losses for each period from our inception and a significant accumulated deficit. For the three months ended March 31, 2024 and 2023, net loss was approximately $2.5 million and $0.9 million. For the fiscal years ended December 31, 2023 and 2022, our net loss was approximately $5.5 million and $6.7 million, respectively. Our cash used in operating activities was approximately $1.8 million and $0.2 million for the three months ended March 31, 2024 and 2023, respectively, and cash used in operating activities for fiscal years 2023 and 2022 was approximately $4.8 million and $4.9 million, respectively. We had an accumulated deficit of approximately $19.5 million and $17.0 million as of March 31, 2024 and December 31, 2023. We expect to incur expenses and operating losses over the next several years. We plan to finance our operations primarily using proceeds from this offering and other capital raises until our transition to profitable operations, at which point we plan to finance operations primarily from profits. These plans, if successful, will mitigate the factors which raise substantial doubt about the Company’s ability to continue as a going concern. However, there can be no assurance that our financial resources will be sufficient to remain in operation or that necessary financing will be available on satisfactory terms, if at all. There can also be no assurance that we will succeed in generating sufficient revenues to continue our operations as a going concern. For further discussion, see Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern” in the Quarterly Report on Form 10-Q for the three months ended March 31, 2024 (the “Quarterly Report”), which is incorporated by reference into this prospectus.

A Problem Worth Solving

The sports recruitment industry has several problems. Frequently, the best student-athletes are overlooked because of a lack of exposure, promotion, and experience. The dominance of the top athletic programs reduces opportunities for talented student-athletes. Many student-athletes do not know how to effectively promote themselves. Signing Day Sports has built an application to bring equal opportunity to all student-athletes looking to be recruited at every level.

We believe that our technology can help level the playing field for both student-athletes and recruiters. Any student-athlete can promote and demonstrate their talent to college coaches without economic or geographic barriers. On the other side, every recruiter who uses the platform can access the same rich level of data that can be provided by the platform’s student-athletes.

We believe our technology will help move sports recruitment toward a truly fair experience for all parties involved.

Our Solution

Signing Day Sports is a platform in the form of an app available on Apple’s App Store and Google Play for student-athletes and a website portal on personal computers for coaches and recruiters for data review. We believe Signing Day Sports is the first comprehensive sports recruitment platform. The platform interface is designed to be optimized for each participant in the sports recruitment process. The three-tiered technology platform serves student-athletes, their parents, high school and sports club coaches, college coaches, and professional scouts.

Student-athletes can upload key information and video-verified data that is critical in the recruitment process. The data fields in our player platform include the following: Video-verified measurables (such as height, weight, 40-yard dash, wingspan, hand size), academic information (such as official transcripts and SAT/ACT scores), and technical skill videos (such as drills and speed tests that exemplify player mechanics, coordination, and development).

College coaches, team managers and other recruiters can load in all student-athletes on their respective teams, sports clubs or programs. They can use the platform to communicate directly with student-athletes, track their progress in the weight room and training field, and manage other aspects of their student-athletes. Additionally, the platform serves as an important tool for recruitment and development. College coaches can manage their entire recruitment process through our platform. Our platform provides college coaches an optimized organizational system, communication tools, and verified data to make informed decisions and save program costs. Student-athletes and parents can use the platform to communicate with their coaches and managers as well as track individual performance and key metrics that are valuable to recruiters. The platform was built by athletes and recruiters for athletes and recruiters, and we believe it truly represents the future of sports recruitment.

Our Competitive Strengths

We believe our key competitive strengths include:

●	Massive Low-Cost Access to Recruiters. Recruiting events, camps, games and showcases such as those hosted by Next College Student Athlete, Gridiron Elite and Perfect Game strive to match high-level high school athletes for in-person competition. Attendees sometimes travel interstate to attend these events and typically pay an attendance fee as well. These events are typically costly to recruits’ families and present a number of practical challenges for recruits. Our app evens the playing field by allowing a student-athlete to get in front of numerous recruiters without any travel or significant costs. Recent enhancements to our app now allow student-athletes to filter and search for colleges and college coaches, get contact information and other specifics, and save favorites lists for recruiters by college or coach.

●	More Objective and Fair Player Evaluations. We believe that our platform fills a niche in the current competitive landscape by allowing recruits to put their best foot forward by submitting only their best interviews, verified athletic/academic measurables, video-verified speed testing, drill footage, and highlight and game film. Recruiters can then better assess their prospects than in traditional in-person recruitment events where chance events can throw off even the best student-athletes’ performances.

●	Valuable Student-Athlete Comparison Tools. Our platform allows coaches to evaluate prospects’ drill performances frame-by-frame, side-by-side. Additionally, our platform has verified statistics within individual recruiting profiles. Our tool offers these and a number of other unique features that recruiters and their prospects find exceptionally valuable.

●	Designed for Coaches and Recruiters. Through our platform’s verified measurables, “Film Room,” “Big Board,” and “Interview” features, our coach/recruiter-facing platform allows college coaches and recruiters to drive the recruitment process. Our platform allows recruiters to easily access and request verifiable information from thousands of student-athletes across the nation. After players submit their video-verified uploads, verified academics, and supplemental data like responses to interview questions, coaches can make well-informed decisions. Our in-platform messaging allows coaches to communicate directly with prospective recruits. All of our platform’s features are designed to produce an efficient, comprehensive and intuitive process for accessing, comparing, ranking and recruiting student-athletes by user coaches and recruiters. Our data and video-verified information can also be transferred into other data systems used by college recruiters, allowing our system to function either alone or together with other systems as needed.

●	Designed for Players and Parents. Our app’s player-facing mobile platform easily allows players to submit video-verified information, verified academic information, responses to interview questions, and other data, and be seen by hundreds of college coaches and recruiters. In the comfort of their own home or a nearby field, players can upload all the information coaches need to make a well-informed decision.

●	Educational Tools for Players and Parents. Signing Day Sports supports student-athletes and parents through the entirety of the recruiting process in three ways. First, our former college coaches, professional athletes, and player personnel directors are readily available through the Signing Day Sports app, website, social media accounts, and weekly webinars. They support and communicate regularly with student-athletes to assist them throughout the recruiting process. The second way is The Wire, Signing Day Sports’ official blog. We regularly post educational and informative blog entries that consist of interviews, player features, in-depth dives into specific recruiting processes and events, and other relevant subjects. Thousands of visitors read The Wire’s entries every month to stay up to date regarding the most recent recruiting news and updates. The third way is called “Signing Day Sports University” or “SDS University”. SDS University is a Zendesk-based customer-facing knowledge base and is composed of short, educational videos. Student-athletes, parents, and coaches can learn about our app, the collegiate recruiting process from beginning to end, and more through the SDS University video catalog. Topics range from name, image and likeness (NIL), the transfer portal, and eligibility to more specific platform tutorials like uploading videos or sharing the student-athlete’s profile link. SDS University helps leverage our internal knowledge to communicate more efficiently and with more people.

●	Senior Soccer Advisor. Our recent appointment of Kevin Grogan as Senior Soccer Advisor marks a significant event for Signing Day Sports as a soccer recruitment platform. Mr. Grogan’s distinguished background as a former professional soccer player, seasoned coach, and knowledgeable sports business consultant adds considerable depth and expertise to our team. His combination of direct on-field experience and sharp business acumen, coupled with his thorough understanding of soccer’s athletic and business dimensions, positions him to lead the enhancement of our platform’s impact on the sport. We believe this represents a clear demonstration of our commitment to achieving excellence in collegiate sports recruitment, and are confident that Mr. Grogan’s insights will bolster our ability to provide what we believe will be unparalleled recruitment services and support to young athletes. This commitment aligns with our goal to capitalize on the global appeal of soccer, creating new opportunities for emerging talent and establishing our position as a leader in the college recruitment sector.

Our Growth Strategies

The key elements of our strategy to grow our business include:

●	Completion and Development of Support for New Sports. We have offered full support for football and baseball on our platform since before 2023. More recently, our official platform support for softball launched in February 2023, and our men’s and women’s soccer platform support launched in May 2023. We plan to continue to develop support and additional features for all the sports on our platform.

●	Investment in our Platform. We will continue to invest in our technology and infrastructure to improve our product and ability to present best-in-class technology in the recruitment space, with planned features such as enhancements to the colleges/coaches search feature that we introduced in April 2024. We have also prioritized internal hires of engineers and developers to launch new features and sports platform support, while ensuring product stability and effectiveness. This focus is intended to support the stable, consistent, and cost-efficient development of updates and upgrades to our platform.

●	Launch New Products and Expand Features. Over time, we will continue to launch new products and features to meet market demand. We will prioritize the needs of college coaches and recruiters across the nation, Signing Day Sports event functionality, and the student-athletes seeking to be recruited in major sports verticals. Some of the planned features include:

●	Public Player Profile. By allowing athletes and their parents to share a public version of the student-athlete’s profile, we can ensure that the ultimate power of recruiting is in the student-athlete’s hands. We expect that the public version may be shared with coaches, other student-athletes and on social media and will contain all of the student-athlete’s data, including videos. The profile will be available to anyone, including recruiters and others that are not Signing Day Sports users. Additionally, our profile tracking is being designed to allow players to see who has viewed their profile and may be interested in recruiting them.

●	Social Community of Student-Athletes. Signing Day Sports plans to introduce social features on the platform. We expect these features will help student-athletes share and exchange videos, information, and bragging rights, and enhance the users’ sense of community. With a robust integration of LinkedIn and Facebook, student-athletes will be able to follow other student-athletes, see their profiles and videos in a feed, favorite other student-athletes, and exchange workout tips on our platform forums. Student-athletes will also be able to compete against one another for bragging rights on the leaderboard, complete tasks for badges, and take part in Signing Day Sports community challenges. These social features are expected to engage student-athletes with the Signing Day Sports platform more holistically through these social connections.

●	Upcoming AI features. The Company has implemented and, in some cases, expects to implement the following artificial intelligence (AI) features in 2024 and 2025:

●	Lead scraping AI technology to enhance customer identification and acquisition through personalized outreach based on metrics determined by experts. The Company has implemented this feature as of November 2023. The feature uses an AI algorithm that analyzes each lead’s profile to create personalized messages. The system may help us find leads that match our target market’s sport and interests, allowing us to engage with customers more efficiently, with higher response rates, and longer-lasting customers.

●	AI matchmaking for student-athletes to find the right fit based on criteria set by an institution. The Company plans to begin development of this feature in the first quarter of 2025. This feature will be an AI algorithm that takes specific needs set forth by a recruiter based on their own criteria and division level of athletics. It will then create recommendations to student-athletes within the Company’s app based on their verified metrics. The data and algorithm will be linked to previous data and analytics related to previous student-athletes recruited by those recruiters.

●	Integration of existing AI video-capturing hardware to streamline video upload and highlight tape creation. We have begun discussions with makers of AI-programed video hardware systems that can capture the video footage of student-athletes. The AI used in these devices enables cameras to recognize players in the field, allowing for more efficient and accurate highlight-tape creation. These devices also allow for minimal human management as they are programmed to follow the action of the game. Our app’s profiles will allow for easier management and integration of the resulting video highlight footage into student-athletes’ Signing Day Sports app’s video resume. We plan to have full API integration for this feature completed by the end of the first quarter of 2025.

●	Use of AI technology to confirm and enhance visual biometrics of uploaded videos that will expand on data currently available through the platform. This feature is projected to begin testing and research in 2024 and be integrated into the Company’s app in 2025. Our current systems use video capturing in order to verify certain metrics. Based on developing AI camera technology, we plan to integrate software that recognizes and 3D-models all items in videos to further verify these metrics. This hardware and modeling will produce biometrics and measurements in greater detail compared to current systems.

●	Standards assessed by AI and creation of grades/evaluations of tasks being completed based on metrics set by experts. We plan to begin development of this feature in the third quarter of 2024 and complete its integration into the Company’s platform in 2025. It will use an algorithm to use data metrics from professionals, college student-athletes, and peers, establishing standard measurements for all metrics entered into our platform. This algorithm will then produce a grade based on profile data, such as position and age, to produce a standardized grade and measurement tool.

●	Integration of AI chatbots that encourage student-athletes to spend more time on the app, including personalized nutritional plans, fitness plans, general recruiting education, and more. This feature is planned to begin in the second quarter of 2024. The chat feature will use an algorithm linked to a series of data tables with information pertaining to the interests and challenges of student-athletes. Student-athletes will be able to use the feature and receive recommended educational resources, action plans, or media-related items. The underlying algorithm will adjust output over time based on user feedback and outcomes of chatbot sessions. The algorithm will also be trained to recognize when relevant information is not available and offer to connect the user to a live Signing Day Sports representative. Based on the live representative’s chat response, the AI algorithm will document and learn the response for future chat sessions.

●	Release of My Invites. With the first iterative release of our platform’s My Invites feature, we believe that our staff can drive player subscriptions and engagement by assembling lists of student-athlete platform candidates and inviting them to our platform with as few as two mouse clicks. Our system can track whether a student-athlete deleted our email, opened it, or signed up for a subscription and analyze the data based on college coach preferences. With this functionality, we believe that we can increase the population of motivated student-athletes to our platform with uploaded verified information like transcripts, drill videos, and height and weight data. This data can then be shared with college coaches based on their preferences to facilitate their data-informed decisions, communicate with prospects, and even make offers and build their virtual team.

●	Increase Profitability through Multiple Revenue Streams. We plan to continue to develop our platform with additional features for all supported sports. We also expect increased profitability as we launch support for student-athletes in related areas such as branded apparel, including combine t-shirts and branded towels which we began offering earlier this year, branded socks and hats to be offered starting May-June 2024, and supplements and nutrition products as funds for product development become available. We expect that a growing subscriber base will allow us to increase subscription margin, increase subscriber lifetime value, and increase monthly and annual renewal profits.

●	Expand Sports Club Support. Prominent youth sports organizations in the United States are involved in many different sports including soccer, baseball, softball, lacrosse, basketball, and track and field. Sports clubs are often more competitive than high school athletic programs, and club players often demonstrate a commitment to continue playing sports at the next level. As we expand our platform to other sports and offer more features for sports that it currently supports, we will prioritize support for youth club sports organizations. Our support will be the expansion of a sales team to directly work with club coaches and organizations. We expect that club teams and organizations will embed our platform fees into their annual fees so that they can offer enhanced recruitment support for players and their parents, while providing their coaches with a tool to streamline the recruitment process. As described below, we have formed a strategic alliance and official sponsorship with a major sports club organization with Elite Development Program Soccer, or EDP, based on this model.

●	Grow and Broaden Brand Awareness. Our brand awareness has developed primarily within our football vertical. With strategic collaborations with football associations, organizations, digital media, social media, event marketing, and organizational alliances, we expect to grow our brand throughout the United States. Additionally, as we launch new sport verticals, we will have many opportunities to increase brand and product awareness through additional markets. We will broaden our reach through educating players, parents, and coaches through best-in-class technology and compelling value.

●	Pursue Strategic Geographies for Product Expansion. With youth sports being played across the world, we will seek to expand our platform and technology to other countries across the globe. Through disciplined research, we will seek to expand our product to areas with significant children’s sport participation, technology adoption, and access to recruiters. We expect to prioritize the North America markets first, then replicate and introduce products suited to the local. For example, our platform’s support for soccer could provide a significant solution to inefficiencies in the student-athlete recruitment process in markets like Mexico and Europe.

●	Digital Marketing Campaigns

●	Business-to-consumer (B2C) digital marketing. Through an expanded B2C digital marketing campaign, we will promote and advertise our products and services to thousands of high-school-aged football players and parents across the nation. With our planned combination of compelling content, brand influencers, and a marketing website, we expect significant growth in individual subscriber growth. In particular, we will prioritize parent-friendly social media platforms such as Facebook, X, and Instagram, and our campaigns will support and educate parents on the recruitment process while providing our value proposition through our products, services and technology.

●	Business-to-business (B2B) digital marketing. Through an expanded B2B digital marketing campaign, we will promote and advertise our products and services to high school and sports club coaches, athletic directors, sports club owners, and their business development teams.

●	Digital marketing techniques. Our digital marketing campaigns will utilize search engine optimization, pay per click, digital ads, and other effective techniques to increase team and organizational subscriptions.

●	Strategic Alliance and Sponsorship Agreements. Our focus on key strategic alliance and sponsorship agreements is aimed to both increase overall player subscriptions and marketing.

●	The U.S. Army Bowl: Over the course of our agreement, we will continue to be the official recruitment platform for the U.S. Army Bowl, or the Bowl, an annual national all-star game for U.S. high school football, which was held under our co-supervision in December 2022 and December 2023 at Ford Center at The Star in Frisco, Texas. Aside from having priority on-site access to many of the top players in the game, we can promote ourselves, advertise to, and onboard more than an estimated 10,000 student-athletes each year as a sponsor through the game’s advertising channels. U.S. Army Bowl national combines are again planned throughout 2024. Each participant in the combine series pays Signing Day Sports an entry fee. Data collected and analyzed by our platform are part of the selection process for determining whether student-athletes participating in the combines may advance to the Bowl and/or National Combine events. Student-athletes participating in Bowl combines receive one month of access to the Signing Day Sports recruiting platform with registration, a Signing Day Sports recruiting profile with personal guidance from recruiting experts, video highlights from their combine, and tools to put their game highlights into their profiles on the Signing Day Sports platform. Since the beginning of this collaboration, a significant percentage of combine participants have converted to paid platform subscriptions. During the three months ended March 31, 2024, more than 40% of combine free trial subscriptions converted to paying subscriptions. See Item 1. “Business – Sales and Marketing – Strategic Alliance and Sponsorship Agreements” in the 2023 Annual Report for further information regarding the terms of this agreement.

●	Elite Development Program Soccer: Under our strategic alliance with Elite Development Program Soccer, or EDP, one of the largest organizers of youth soccer leagues and tournaments in the U.S., EDP will offer its student-athletes promotional one-year subscriptions to our platform, provide us with customer data, and promote our recruiting platform as its “Exclusive Recruiting Platform Provider”. We will promote EDP, give access to student-athlete data, and consult with EDP to implement and improve our platform’s features for its student-athletes. Subscription revenues from EDP referrals will be shared between us. See Item 1. “Business – Sales and Marketing – Strategic Alliance and Sponsorship Agreements” in the 2023 Annual Report for further information regarding the terms of this agreement.

●	Potential Accretive Acquisitions. We are currently evaluating potential acquisition targets (although no such acquisition target has yet been identified) that could bolster subscriber growth, branding awareness, and revenue shares. These potential acquisitions range from owners of specific game events, student-athlete development programs, and technologies to boost subscriber growth and revenue.

●	Events and Marketing. Through key collaborations, our events team will conduct on-site Signing Day Sports platform registration with high school-aged athletes and their parents. Specifically, at these events, student-athletes will have the opportunity to purchase, download, and upload key data and information on-site. These events will include football skills camps, soccer tournaments, 7v7 football tournaments, baseball showcases, and state-wide combines. Our hosted combine events are expected to continue to be an effective means for gaining exposure to our brand and registering new users on our platform. We plan to increase the number of our hosted combine events and utilize media to increase attendance and exposure at these events.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	present three years, and may instead present only two years, of audited financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this report;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	comply with certain greenhouse gas emissions disclosure and related third-party assurance requirements;

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1,235,000,000, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions and accommodations available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including as to: (i) the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (ii) scaled executive compensation disclosures; (iii) presenting three years of audited financial statements; and (iv) compliance with certain greenhouse gas emissions disclosure and related third-party assurance requirements.

Significant Voting Power of Certain Beneficial Owners, Executive Officers and Directors

Our executive officers and directors collectively beneficially own approximately 11.0% of our outstanding common stock. Dennis Gile, our largest stockholder and a former officer and director, beneficially owns and has voting power over approximately 13.6% of our outstanding common stock. John Dorsey, the second-largest beneficial owner of our common stock and a former officer and director, beneficially owns and has voting power over approximately 8.6% of our outstanding common stock. As a result, both Mr. Gile and Mr. Dorsey individually, and our executive officers and directors collectively, are able to exercise significant influence over all matters requiring stockholder approval.

Our Corporate History and Structure

Signing Day Sports, LLC, an Arizona limited liability company (“SDS LLC – AZ”), was formed on January 21, 2019. SDS LLC – AZ formed two wholly-owned subsidiaries, Signing Day Sports Football, LLC, an Arizona limited liability company (“SDSF LLC”), and Signing Day Sports Baseball, LLC, an Arizona limited liability company (“SDSB LLC”), on September 29, 2020 and November 25, 2020, respectively.

On June 5, 2020, a process to change SDS LLC – AZ into a Delaware corporation was initiated (collectively, the “Arizona-to-Delaware Conversion Process”). On that date, a certificate of formation of Signing Day Sports, LLC, a Delaware limited liability company (“SDS LLC – DE”), and a certificate of conversion of SDS LLC – AZ into SDS LLC – DE, were filed with the Delaware Secretary of State. On September 9, 2021, a certificate of incorporation (as amended prior to the effectiveness of the Amended and Restated Certificate of Incorporation (as defined below), the “Certificate of Incorporation”) of Signing Day Sports, Inc., a Delaware corporation (“SDS Inc. – DE”), and a certificate of conversion of SDS LLC – DE into SDS Inc. – DE were filed with the Delaware Secretary of State. From September 9, 2021 to July 11, 2022, SDS Inc. – DE operated as the successor entity to SDS LLC – AZ, and SDS LLC – AZ continued to be registered as an active entity with the Arizona Corporation Commission while its conversion into SDS LLC – DE pended.

A unanimous written consent of the board of directors of SDS Inc. – DE, dated as of March 25, 2022, approved the form of an Agreement and Plan of Merger between SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE (the “Merger Agreement”) and related merger documents, the related merger transactions, the form of certain Settlement Agreements (as defined below), the form of a Shareholder Agreement among the Company and the stockholders of the Company (the “Shareholder Agreement”), and a proposed capitalization table of SDS Inc. – DE, approved and ratified the Certificate of Incorporation and approved amended and restated bylaws of SDS Inc. – DE, and approved and ratified related matters. In anticipation of the execution of the Merger Agreement and its consummation, in April 2022 and May 2022, SDS LLC – AZ, SDS Inc. – DE, and each of the members or stockholders of SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, entered into a Settlement Agreement and Release (each individually, the “Settlement Agreement,” and collectively, the “Settlement Agreements”), which provided, among other things, for the mutual general release of all claims by the parties against and relating to SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, and confirmed the owners and related amounts of all outstanding shares of common stock of SDS Inc. represented by the capitalization table exhibit to the Settlement Agreements. The stockholders of SDS Inc. – DE and the members of SDS LLC – AZ executed unanimous written consents, dated as of May 17, 2022 and July 6, 2022, respectively, approving the Merger Agreement and related transactions, the form of the Settlement Agreements, the form of the Shareholder Agreement, an updated capitalization table of SDS Inc., and approved and ratified the Certificate of Incorporation, the amended and restated bylaws, the prior corporate actions that were taken in connection with the Arizona-to-Delaware Conversion Process, and certain related matters.

On May 17, 2022, the Shareholder Agreement was entered into by and among the Company and the stockholders of the Company. The Shareholder Agreement provided certain restrictions, rights and obligations relating to the proposed sale, transfer or other disposition of the shares of the Company. The Shareholder Agreement terminated in accordance with its terms upon the closing of the Company’s initial public offering of its common stock on November 16, 2023 and listing on the NYSE American in connection with the closing.

On July 11, 2022, the Merger Agreement was executed. On the same date, pursuant to the Merger Agreement, a certificate of merger was filed with the Delaware Secretary of State and a statement of merger was filed with the Arizona Secretary of State effecting the merger of SDS LLC – AZ, SDSF LLC, and SDSB LLC with and into SDS Inc. – DE, and SDS Inc. – DE succeeded to the rights, property, obligations, and liabilities of each of SDS LLC – AZ, SDSF LLC, and SDSB LLC.

The releases of claims under the Settlement Agreements with each of Dennis Gile, Dorsey Family Holdings, LLC, an Arizona limited liability company (“Dorsey LLC”), Joshua A. Donaldson Revocable Trust, and Zone Right, LLC, a California limited liability company (“Zone Right”), are subject to certain specific exceptions for claims under certain separate agreements or instruments. For a further description of the Settlement Agreements, including the rights subject to exceptions referenced in the Settlement Agreements, see Item 13. “Certain Relationships and Related Transactions, and Director Independence – Transactions With Related Persons” in the 2023 Annual Report.

On March 13, 2023, the Reverse Stock Split, in which each five shares of the outstanding common stock were automatically combined and converted into one share of outstanding common stock, was approved by the board of directors, and was approved by stockholders holding a majority of the voting power of our issued and outstanding voting capital stock as of April 4, 2023. On April 14, 2023, we filed a certificate of amendment to the Certificate of Incorporation, which provided for the Reverse Stock Split, and the Reverse Stock Split became effective on the same date.

The Reverse Stock Split combined each five shares of our outstanding common stock into one share of common stock, without any change in the number of authorized shares of common stock or the par value per share of common stock. The Reverse Stock Split, correspondingly adjusted, among other things, the exercise price of our warrants, conversion price of our convertible notes, and exercise price of our stock options then outstanding. No fractional shares were issued in connection with the Reverse Stock Split, and any fractional shares resulting from the Reverse Stock Split were rounded up to the nearest whole share.

On May 5, 2023, the amendment and restatement of the Certificate of Incorporation was approved by stockholders holding a majority of the voting power of our issued and outstanding voting capital stock, and on May 9, 2023, the amended and restated Certificate of Incorporation (“Amended and Restated Certificate of Incorporation”) was filed with the Delaware Secretary of State and became effective the same date. Effective the same date, the second amended and restated bylaws of the Company were adopted by unanimous written consent of the board of directors; and on December 4, 2023, the board of directors unanimously approved an amendment to such bylaws (as amended, “Second Amended and Restated Bylaws”). On February 27, 2024, the amendment and restatement of the Amended and Restated Certificate of Incorporation was approved by stockholders holding a majority of the voting power of our issued and outstanding voting capital stock, and on the same date, the Second Amended and Restated Certificate of Incorporation of the Company (“Second Amended and Restated Certificate of Incorporation”) was filed with the Delaware Secretary of State and became effective upon filing. The Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws contain certain provisions relating to limitations of liability and indemnification of directors and certain officers, provide advance notice procedures for stockholder proposals at stockholder meetings, and other matters. See “Description of Securities – Anti-Takeover Provisions” and “Description of Securities – Limitation on Liability and Indemnification of Directors and Certain Officers” in Exhibit 4.1 to the 2023 Annual Report, which is incorporated by reference herein.

As of the date of this prospectus, we have no subsidiaries.

Our fiscal year ends on December 31. Neither we nor any of our predecessors have been in bankruptcy, receivership or any similar proceeding.

Corporate Information

Our principal executive offices are located at 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255 and our telephone number is (480) 220-6814. We maintain a website at https://www.signingdaysports.com. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

Retrospective Presentation of Reverse Stock Split

Except as otherwise indicated, all references to our common stock, share data, per share data and related information has been adjusted for the Reverse Stock Split ratio of 1-for-5 as if it had occurred at the beginning of the earliest period presented.

Private Placements

June 2024 FirstFire Private Placement

On June 18, 2024, the Company entered into the June 2024 FF Purchase Agreement, between the Company and FirstFire, pursuant to which, as a private placement transaction, the Company was required to issue FirstFire the June 2024 FF Note, a senior secured promissory note, in the principal amount of $198,611; 90,277 June 2024 FF Commitment Shares, as partial consideration for the purchase of the June 2024 FF Note; the First June 2024 FF Warrant for the purchase of up to 662,036 shares of common stock at an initial exercise price of $0.30 per share, as partial consideration for the purchase of the June 2024 FF Note; and the Second June 2024 FF Warrant for the purchase of up to 120,370 shares of common stock at an initial exercise price of $0.01 per share exercisable from the date of an FF Notes Event of Default, as partial consideration for the purchase of the June 2024 FF Note.

The Company also entered into a Security Agreement, dated as of June 18, 2024, between the Company and FirstFire, under which the Company agreed to grant FirstFire a security interest to secure the Company’s obligations under the June 2024 FF Note in all assets of the Company, except for a certificate of deposit account with Commerce Bank of Arizona (“CBAZ”) with an approximate balance of $2,100,000 together with (i) all interest, whether now accrued or hereafter accruing; (ii) all additional deposits made to such account; (iii) any and all proceeds from such account; and (iv) all renewals, replacements and substitutions for any of the foregoing (the “CBAZ Collateral”), which is subject to that certain Assignment of Deposit Account, dated as of December 11, 2023, between the Company and CBAZ (the “Assignment of Deposit Account”), until the full repayment of that certain promissory note in the original principal amount of $2,000,000 issued by the Company to CBAZ, dated as of December 11, 2023 and maturing on December 11, 2024 (the “Second CBAZ Promissory Note”), pursuant to that certain Business Loan Agreement, dated as of December 11, 2023, between the Company and CBAZ (the “Second CBAZ Loan Agreement”).

The closing of the transaction contemplated by the June 2024 FF Purchase Agreement, including FirstFire’s payment of the purchase price of $175,000, was subject to certain conditions. On June 18, 2024, such conditions were met. As a result, the June 2024 FF Commitment Shares, the June 2024 FF Note and the June 2024 FF Warrants were issued as of June 18, 2024, and FirstFire paid $175,000, of which the Company received $154,500 in net proceeds after deductions of the placement agent’s fee of $12,250 and non-accountable expense allowance of $1,750, and FirstFire counsel’s fees of $6,500.

June 2024 FF Purchase Agreement

Under the June 2024 FF Purchase Agreement, until the June 2024 FF Note has been fully converted or repaid, the June 2024 FF Note holder will have participation rights and rights of first refusal on any offers of the Company’s securities other than offerings previously disclosed in the Company’s reports filed with the SEC or any Excluded Issuance (as defined in the June 2024 FF Purchase Agreement and the May 2024 FF Purchase Agreement), and most favored nation rights on any offers of the Company’s securities other than for an Excluded Issuance. The Company will also be prohibited from effecting or entering into an agreement involving a Variable Rate Transaction (as defined in the June 2024 FF Purchase Agreement and the May 2024 FF Purchase Agreement) other than pursuant to an “at-the-market” agreement with a registered broker-dealer, whereby such registered broker-dealer is acting as principal in the purchase of common stock from the Company or an Equity Line of Credit (as defined in the June 2024 FF Note and the May 2024 FF Note), without the consent of FirstFire, which may not be unreasonably withheld. In addition, the Company may not issue or agree, propose, or offer to issue any shares of common stock or securities with underlying common stock prior to the 30th calendar day after the date of the June 2024 FF Purchase Agreement other than an Excluded Issuance.

The June 2024 FF Purchase Agreement (as well as the June 2024 FF Note and the June 2024 FF Warrants) provides that the maximum amount of shares of common stock issuable under the June 2024 FF Note and the June 2024 FF Warrants is limited to the FF Exchange Limitation until the Company obtains the FF Stockholder Approval. The Company is required to hold a meeting of stockholders on or before the date that is six months after the date of the June 2024 FF Purchase Agreement, for the purpose of obtaining the FF Stockholder Approval, with the recommendation of the Company’s board of directors that such proposal be approved; the Company must solicit proxies from the Company’s stockholders in connection with the proposal in the same manner as all other management proposals in such proxy statement; and all management-appointed proxyholders must vote their proxies in favor of such proposal. In addition, all members of the Company’s board of directors and all of the Company’s executive officers must vote in favor of such proposal, for purposes of obtaining the FF Stockholder Approval, with respect to all of the Company’s securities then held by such persons, and the Company must generally use the Company’s commercially reasonable efforts to obtain the FF Stockholder Approval. If the Company does not obtain the FF Stockholder Approval at the first meeting at which the proposal is voted upon, the Company must call a stockholder meeting as often as possible thereafter to seek the FF Stockholder Approval until the FF Stockholder Approval is obtained.

June 2024 FF Registration Rights Agreement

As required by the June 2024 FF Purchase Agreement, the Company entered into the June 2024 FF Registration Rights Agreement, between the Company and FirstFire, pursuant to which the Company agreed to register the resale of the June 2024 FF Commitment Shares and the shares of common stock underlying the June 2024 FF Note and the June 2024 FF Warrants under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement. The Company agreed to file the registration statement with the SEC within 90 calendar days from the date of the June 2024 FF Purchase Agreement and to have the registration statement declared effective by the SEC within 120 days from the date of the June 2024 FF Purchase Agreement. The Company also granted FirstFire certain piggyback registration rights pursuant to the June 2024 FF Purchase Agreement. The registration statement of which this prospectus forms a part was filed with the SEC in order to comply with these requirements. Pursuant to the June 2024 FF Registration Rights Agreement, if the total number of shares issuable upon conversion of the June 2024 FF Note or upon exercise of the June 2024 FF Warrants becomes greater than the number that may be offered for resale by means of the prospectus that forms a part of the registration statement, then the Company will be required to register the additional shares of common stock for resale by means of one or more separate prospectuses.

June 2024 FF Note

The principal amount of the June 2024 FF Note is based on an original issue discount of 10% and will bear interest at the rate of 10% per annum on a 365-day basis. The interest will be guaranteed, which requires that all interest that would accrue through the latest date of maturity (equal to approximately $19,861) be paid. The June 2024 FF Note will mature on the earlier of the 12-month anniversary date of the issuance date, or June 18, 2025, and the date of the consummation of a sale, conveyance or disposition of all or substantially all of the assets of the Company, or the consolidation, merger or other business combination of the Company with or into any other entity when the Company is not the survivor.

Under the June 2024 FF Note, the Company is required to make eight monthly amortization payments of approximately $27,309 each, commencing October 18, 2024, and pay the entire remaining outstanding balance on June 18, 2025. The Company may prepay the June 2024 FF Note any time prior to an FF Notes Event of Default on 15 trading days’ prior written notice for an amount equal to 110% of the principal amount then outstanding and 110% of the accrued and unpaid interest outstanding.

Under the June 2024 FF Note, the holder of the June 2024 FF Note may at any time and from time to time, subject to the FF Beneficial Ownership Limitation and the FF Exchange Limitation, convert the outstanding principal amount and accrued interest under the June 2024 FF Note into shares of common stock at an initial conversion price of $0.30 per share, subject to adjustment, including adjustments under full-ratchet anti-dilution provisions for any issuances of securities at a lower price per share or per underlying share of common stock to match the price of such lower-priced securities, other than for an Excluded Issuance (the “FF Notes Fixed Conversion Price”). If the Company fails to make an amortization payment when due under the June 2024 FF Note, the balance remaining under the June 2024 FF Note will become convertible, and the conversion price will become the lower of the then-applicable FF Notes Fixed Conversion Price and 80% of the lowest closing price of the common stock during the ten trading days prior to the date of a conversion of the June 2024 FF Note. If an FF Notes Event of Default occurs under the June 2024 FF Note, then the balance remaining under the June 2024 FF Note will become convertible at the lower of the FF Notes Fixed Conversion Price, the closing price of the common stock on the date of the FF Notes Event of Default (or the next trading day if such date is not on a trading day), and $0.195 per share.

An FF Notes Event of Default will occur upon the occurrence of any of the following: The failure to pay obligations when due; failure to issue shares upon conversions as required; a material breach of representations and warranties or covenants; the entry of material judgments against certain of the Company’s subsidiaries; the initiation of bankruptcy or insolvency proceedings of certain of the Company’s subsidiaries; defaults on other indebtedness; failure to remain subject to and compliant with the Exchange Act; failure to maintain intellectual property and other necessary assets; the restatement of any financial statements; disclosure or attempted disclosure of material non-public information to the June 2024 FF Note holder; unavailability of Rule 144 under the Securities Act (“Rule 144”) for resales of the Company’s securities on or after six months from the issuance date of the June 2024 FF Note; and the delisting or suspension of listing of the Company’s common stock by the NYSE American. The occurrence of an FF Notes Event of Default will result in a number of additional obligations to the June 2024 FF Note holder, including acceleration and multiplication by 125% of the June 2024 FF Note balance; default interest at the rate of the lesser of (i) 15% per annum and (ii) the maximum amount permitted by law from the due date thereof until the same is paid; and the increase of the principal balance of the June 2024 FF Note by $3,000 each calendar month until the June 2024 FF Note is repaid in its entirety.

If at any time prior to the full repayment or full conversion of all amounts owed under the June 2024 FF Note the Company receives cash proceeds from any source or series of related or unrelated sources on or after the date of the June 2024 FF Note, including but not limited to, payments from customers, the issuance of equity or debt, the incurrence of Indebtedness (as defined in the June 2024 FF Note and the May 2024 FF Note), a merchant cash advance, sale of receivables or similar transaction, the exercise of outstanding warrants of the Company, the issuance of securities pursuant to an Equity Line of Credit of the Company or the Company’s offering of securities under Regulation A under the Securities Act, or the Company’s sale of assets (including but not limited to real property), the Company shall, within one business day of the Company’s receipt of such proceeds, inform the holder of the June 2024 FF Note of or publicly disclose such receipt, following which the holder of the June 2024 FF Note shall have the right in its sole discretion to require the Company to immediately apply up to 100% of such proceeds to repay all or any portion of the outstanding principal amount and interest (including any default interest) then due under the June 2024 FF Note, not including any such proceeds used to repay the May 2024 FF Note. The 110% prepayment premium will apply to any repayment of the June 2024 FF Note pursuant to this requirement prior to the occurrence of an FF Notes Event of Default.

The June 2024 FF Note will be a senior secured obligation of the Company, with priority over all existing and future indebtedness of the Company, except that the June 2024 FF Note provides that it will be pari passu in priority to the May 2024 FF Note, and junior in priority to the Second CBAZ Promissory Note. The Company may not incur any Indebtedness that is senior to or pari passu with the obligations under the June 2024 FF Note. During the period that any obligation under the June 2024 FF Note remains outstanding, the Company may not, without the June 2024 FF Note holder’s prior written consent, declare or pay any dividends or other distributions on shares of capital stock except in the form of shares of common stock or distributions pursuant to a stockholders’ rights plan approved by a majority of the Company’s disinterested directors. The Company also may not repurchase any capital stock or repay any indebtedness other than the May 2024 FF Note and the Second CBAZ Promissory Note while the Company has any obligation under the June 2024 FF Note without FirstFire’s written consent. The Company also may not (a) change the nature of its business; (b) sell, divest, change the structure of any material assets other than in the ordinary course of business; (c) enter into a Variable Rate Transaction (as defined in the June 2024 FF Purchase Agreement and the May 2024 FF Purchase Agreement); or (d) enter into any merchant cash advance transaction, sale of receivables transaction, or any other similar transaction, without the consent of FirstFire, which may not be unreasonably withheld. The June 2024 FF Note also contains a most favored nations provision with respect to the issuance of any debt securities of the Company.

June 2024 FF Warrants

First June 2024 FF Warrant

The First June 2024 FF Warrant will be exercisable for up to 662,036 shares of common stock from the date of issuance until the fifth anniversary of the date of issuance. The holder may exercise the First June 2024 FF Warrant by a “cashless” exercise if the Market Price (as defined below) is less than the exercise price then in effect and there is no effective registration statement for the resale of the shares. The “Market Price” is defined as the highest traded price of the common stock during the 30 trading days before the date of the cashless exercise. The number of shares issuable upon cashless exercise will equal (i) the product of (a) the number of shares of common stock that the holder elects to purchase under the First June 2024 FF Warrant, times (b) the Market Price less the exercise price, divided by (ii) the Market Price.

Under the First June 2024 FF Warrant, the holder of the First June 2024 FF Warrant may at any time and from time to time, subject to the FF Beneficial Ownership Limitation and the FF Exchange Limitation, exercise the First June 2024 FF Warrant to purchase shares of common stock at an initial exercise price of $0.30 per share, subject to adjustment, including adjustments under full-ratchet anti-dilution provisions for any issuances of securities at a lower price per share or per underlying share of common stock other than for an Excluded Issuance, or for any issuances of securities at a price which varies or may vary with the market price of the common stock, to match the price of such lower-priced or variable-priced securities, or for other dilution events. Simultaneous with any adjustment to the exercise price as a result of an anti-dilution adjustment, the number of shares underlying the First June 2024 FF Warrant will be adjusted proportionately so that after such adjustment the aggregate exercise price payable under the First June 2024 FF Warrant for the adjusted number of shares underlying the First June 2024 FF Warrant will be the same as the aggregate exercise price in effect immediately prior to such adjustment (without regard to any limitations on exercise). The First June 2024 FF Warrant also contains rights to any rights to purchase securities of the Company distributed pro rata to the stockholders of the Company.

Second June 2024 FF Warrant

The Second June 2024 FF Warrant will be exercisable for up to 120,370 shares of common stock at an initial exercise price of $0.01 per share from the Second FF Warrants Trigger Date until the fifth anniversary of the Second FF Warrants Trigger Date, subject to the FF Beneficial Ownership Limitation and the FF Exchange Limitation. The Second June 2024 FF Warrant will automatically be cancelled if the June 2024 FF Note is fully repaid in cash prior to any FF Notes Event of Default. The Second June 2024 FF Warrant otherwise has the same terms and conditions as the First June 2024 FF Warrant.

Placement Agent Compensation Relating to June 2024 FirstFire Private Placement

Under the Boustead Engagement Letter, Boustead acted as placement agent in the transaction described above. Pursuant to the Boustead Engagement Letter, the Company paid Boustead a commission of $12,250, equal to 7% of the gross proceeds from this transaction, and a non-accountable expense allowance of $1,750, equal to 1% of the gross proceeds from this transaction. Boustead waived any rights to compensation from the issuance of warrants to purchase common stock of the Company under the Boustead Engagement Letter with respect to this transaction, and deferred any rights to compensation from the issuance of shares of common stock under the Boustead Engagement Letter with respect to this transaction.

June 2024 Amendment to May 2024 Transaction Documents with FirstFire

On June 18, 2024, the Company entered into the Amendment to May 2024 FF Transaction Documents, between the Company and FirstFire. The Amendment to May 2024 FF Transaction Documents contained agreements relating to the May 2024 FF Purchase Agreement and the May 2024 FF Note and an amendment to the original May 2024 FF Purchase Agreement.

The Amendment to May 2024 FF Transaction Documents provided that neither the Company’s execution of the June 2024 FF Purchase Agreement and the related transaction documents, nor the Company’s issuance of securities to FirstFire pursuant to the June 2024 FF Purchase Agreement and the related transaction documents, will cause a breach of any provision of the May 2024 FF Purchase Agreement or an FF Notes Event of Default. The Amendment to May 2024 FF Transaction Documents further provided that the issuance of the June 2024 FF Note was permitted, and that the June 2024 FF Note will be pari passu in priority to the May 2024 FF Note, notwithstanding anything to the contrary in the May 2024 FF Purchase Agreement or the May 2024 FF Note. In addition, the original May 2024 FF Purchase Agreement was amended to delete a provision that, upon meeting certain terms and conditions, at the Company’s option, FirstFire would be required to fund the purchase price of at least an additional $175,000 under the same terms and conditions as the May 2024 FF Purchase Agreement and related transaction documents.

May 2024 FirstFire Private Placement

On May 16, 2024, the Company entered into the May 2024 FF Purchase Agreement, between the Company and FirstFire, pursuant to which, as a private placement transaction, the Company was required to issue the May 2024 FF Note, a senior secured promissory note, in the principal amount of $412,500; 187,500 May 2024 FF Commitment Shares, as partial consideration for the purchase of the May 2024 FF Note, the First May 2024 FF Warrant to purchase up to 1,375,000 shares of common stock at an initial exercise price of $0.30 per share, as partial consideration for the purchase of the May 2024 FF Note; and the Second May 2024 FF Warrant to purchase up to 250,000 shares of common stock at an initial exercise price of $0.01 per share, as partial consideration for the purchase of the May 2024 FF Note.

The Company also entered into a Security Agreement, dated as of May 16, 2024, between the Company and FirstFire, under which the Company agreed to grant FirstFire a security interest to secure the Company’s obligations under the May 2024 FF Note in all assets of the Company, except for the CBAZ Collateral, until the full repayment of the Second CBAZ Promissory Note, pursuant to the Second CBAZ Loan Agreement.

The closing of the initial transaction contemplated by the May 2024 FF Purchase Agreement, including FirstFire’s payment of the purchase price of $375,000, was subject to certain conditions. On May 20, 2024, such conditions were met. As a result, the May 2024 FF Commitment Shares, the May 2024 FF Note and the May 2024 FF Warrants were released from escrow and issued as of May 16, 2024, and FirstFire paid $375,000, of which the Company received $336,500 in net proceeds after deductions of the placement agent’s fee of $26,250 and non-accountable expense allowance of $3,750, and FirstFire counsel’s fees of $8,500.

May 2024 FF Purchase Agreement

Under the May 2024 FF Purchase Agreement, until the May 2024 FF Note has been fully converted or repaid, the May 2024 FF Note holder will have participation rights and rights of first refusal on any offers of the Company’s securities other than offerings previously disclosed in the Company’s reports filed with the SEC or any Excluded Issuance, and most favored nation rights on any offers of the Company’s securities other than for an Excluded Issuance. The Company will also be prohibited from effecting or entering into an agreement involving a Variable Rate Transaction (as defined in the June 2024 FF Purchase Agreement and the May 2024 FF Purchase Agreement) other than pursuant to an “at-the-market” agreement with a registered broker-dealer, whereby such registered broker-dealer is acting as principal in the purchase of common stock from the Company or an Equity Line of Credit, without the consent of FirstFire, which may not be unreasonably withheld. In addition, the Company may not issue or agree, propose, or offer to issue any shares of common stock or securities with underlying common stock prior to the 30th calendar day after the date of the May 2024 FF Purchase Agreement.

The May 2024 FF Purchase Agreement (as well as the May 2024 FF Note and the May 2024 FF Warrants) provides that the maximum amount of shares of common stock issuable under the May 2024 FF Note and the May 2024 FF Warrants is limited to the FF Exchange Limitation until the Company obtains the FF Stockholder Approval allowing the Company to issue shares in excess of the FF Exchange Limitation. The Company is required to hold a meeting of stockholders on or before the date that is six months after the date of the May 2024 FF Purchase Agreement, for the purpose of obtaining the FF Stockholder Approval, with the recommendation of the Company’s board of directors that such proposal be approved; the Company must solicit proxies from the Company’s stockholders in connection with the proposal in the same manner as all other management proposals in such proxy statement; and all management-appointed proxyholders must vote their proxies in favor of such proposal. In addition, all members of the Company’s board of directors and all of the Company’s executive officers must vote in favor of such proposal, for purposes of obtaining the FF Stockholder Approval, with respect to all of the Company’s securities then held by such persons, and the Company must generally use the Company’s commercially reasonable efforts to obtain the FF Stockholder Approval. If the Company does not obtain the FF Stockholder Approval at the first meeting at which the proposal is voted upon, the Company must call a stockholder meeting as often as possible thereafter to seek the FF Stockholder Approval until the FF Stockholder Approval is obtained.

May 2024 FF Registration Rights Agreement

As required by the May 2024 FF Purchase Agreement, the Company entered into the May 2024 FF Registration Rights Agreement, dated as of May 16, 2024, between the Company and FirstFire), pursuant to which the Company agreed to register the resale of the May 2024 FF Commitment Shares and the shares of common stock underlying the May 2024 FF Note and the May 2024 FF Warrants under the Securities Act pursuant to a registration statement. The Company agreed to file the registration statement with the SEC within 90 calendar days from the date of the May 2024 FF Purchase Agreement and have the registration statement declared effective by the SEC within 120 days from the date of the May 2024 FF Purchase Agreement. The Company also granted FirstFire certain piggyback registration rights pursuant to the May 2024 FF Purchase Agreement. The registration statement of which this prospectus forms a part was filed with the SEC in order to comply with these requirements. Pursuant to the May 2024 FF Registration Rights Agreement, if the total number of shares issuable upon conversion of the May 2024 FF Notes or upon exercise of the May 2024 FF Warrants becomes greater than the number that may be offered for resale by means of the prospectus that forms a part of the registration statement, then the Company will be required to register the additional shares of common stock for resale by means of one or more separate prospectuses.

May 2024 FF Note

The principal amount of the May 2024 FF Note is based on an original issue discount of 10% and will bear interest at the rate of 10% per annum on a 365-day basis. The interest will be guaranteed, which requires that all interest that would accrue through the latest date of maturity (equal to $41,250) be paid. The May 2024 FF Note will mature on the earlier of the 12-month anniversary date of the issuance date, or May 16, 2025, and the date of the consummation of a sale, conveyance or disposition of all or substantially all of the assets of the Company, or the consolidation, merger or other business combination of the Company with or into any other entity when the Company is not the survivor.

Under the May 2024 FF Note, the Company is required to make eight monthly amortization payments of $56,715 each, commencing September 16, 2024, and pay the entire remaining outstanding balance on May 16, 2025. The Company may prepay the May 2024 FF Note any time prior to an FF Notes Event of Default on 15 trading days’ prior written notice for an amount equal to 110% of the principal amount then outstanding and 110% of the accrued and unpaid interest outstanding.

Under the May 2024 FF Note, the holder of the May 2024 FF Note may at any time and from time to time, subject to the FF Beneficial Ownership Limitation and the FF Exchange Limitation, convert the outstanding principal amount and accrued interest under the May 2024 FF Note into shares of common stock at the initial FF Notes Fixed Conversion Price. If the Company fails to make an amortization payment when due under the May 2024 FF Note, the balance remaining under the May 2024 FF Note will become convertible, and the conversion price will become the lower of the then-applicable FF Notes Fixed Conversion Price and 80% of the lowest closing price of the common stock during the ten trading days prior to the date of a conversion of the May 2024 FF Note. If an FF Notes Event of Default occurs, then the balance remaining under the May 2024 FF Note will become convertible at the lower of the FF Notes Fixed Conversion Price, the closing price of the common stock on the date of the FF Notes Event of Default (or the next trading day if such date is not on a trading day), and $0.195 per share.

An FF Notes Event of Default will occur upon the occurrence of any of the following: The failure to pay obligations when due; failure to issue shares upon conversions as required; a material breach of representations and warranties or covenants; the entry of material judgments against certain of the Company’s subsidiaries; the initiation of bankruptcy or insolvency proceedings of certain of our subsidiaries; defaults on other indebtedness; failure to remain subject to and compliant with the Exchange Act; failure to maintain intellectual property and other necessary assets; the restatement of any financial statements; disclosure or attempted disclosure of material non-public information to the May 2024 FF Note holder; unavailability of Rule 144 for resales of the Company’s securities on or after six months from the issuance date of the May 2024 FF Note; and the delisting or suspension of listing of the Company’s common stock by the NYSE American. The occurrence of an FF Notes Event of Default will result in a number of additional obligations to the May 2024 FF Note holder, including acceleration and multiplication by 125% of the May 2024 FF Note balance; default interest at the rate of the lesser of (i) 15% per annum and (ii) the maximum amount permitted by law from the due date thereof until the same is paid; and the increase of the principal balance of the May 2024 FF Note by $3,000 each calendar month until the May 2024 FF Note is repaid in its entirety.

If, at any time prior to the full repayment or full conversion of all amounts owed under the May 2024 FF Note, the Company receives cash proceeds from any source or series of related or unrelated sources on or after the date of the May 2024 FF Note, including but not limited to, payments from customers, the issuance of equity or debt, the incurrence of Indebtedness, a merchant cash advance, sale of receivables or similar transaction, the exercise of outstanding warrants of the Company, the issuance of securities pursuant to an Equity Line of Credit of the Company or the Company’s offering of securities under Regulation A under the Securities Act, or the Company’s sale of assets (including but not limited to real property), the Company shall, within one business day of the Company’s receipt of such proceeds, inform the holder of the May 2024 FF Note of or publicly disclose such receipt, following which the holder of the May 2024 FF Note shall have the right in its sole discretion to require the Company to immediately apply up to 100% of such proceeds to repay all or any portion of the outstanding principal amount and interest (including any default interest) then due under the May 2024 FF Note. The 110% prepayment premium will apply to any repayment of the May 2024 FF Note pursuant to this requirement prior to the occurrence of an FF Notes Event of Default.

The May 2024 FF Note will be a senior secured obligation of the Company, with priority over all existing and future indebtedness of the Company, except that the May 2024 FF Note will be junior in priority to the Second CBAZ Promissory Note and, in accordance with the Amendment to May 2024 FF Transaction Documents, pari passu in priority to the June 2024 FF Note. The Company may not incur any Indebtedness that is senior to or pari passu with the obligations under the May 2024 FF Note. During the period that any obligation under the May 2024 FF Note remains outstanding, the Company may not, without the May 2024 FF Note holder’s prior written consent, declare or pay any dividends or other distributions on shares of capital stock except in the form of shares of common stock or distributions pursuant to a stockholders’ rights plan approved by a majority of the Company’s disinterested directors. The Company also may not repurchase any capital stock or repay any indebtedness other than the Second CBAZ Promissory Note while the Company has any obligation under the May 2024 FF Note without FirstFire’s written consent. The Company also may not (a) change the nature of its business; (b) sell, divest, change the structure of any material assets other than in the ordinary course of business; (c) enter into a Variable Rate Transaction (as defined in the June 2024 FF Purchase Agreement and the May 2024 FF Purchase Agreement); or (d) enter into any merchant cash advance transaction, sale of receivables transaction, or any other similar transaction, without the consent of FirstFire, which may not be unreasonably withheld. The May 2024 FF Note also contains a most favored nations provision with respect to the issuance of any debt securities of the Company.

May 2024 FF Warrants

First May 2024 FF Warrant

The First May 2024 FF Warrant will be exercisable for up to 1,375,000 shares of common stock from the date of issuance until the fifth anniversary of the date of issuance. The holder may exercise the First May 2024 FF Warrant by a “cashless” exercise if the Market Price is less than the exercise price then in effect and there is no effective registration statement for the resale of the shares. The number of shares issuable upon cashless exercise will equal (i) the product of (a) the number of shares of common stock that the holder elects to purchase under the First May 2024 FF Warrant, times (b) the Market Price less the exercise price, divided by (ii) the Market Price.

Under the First May 2024 FF Warrant, the holder of the First May 2024 FF Warrant may at any time and from time to time, subject to the FF Beneficial Ownership Limitation and the FF Exchange Limitation, exercise the First May 2024 FF Warrant to purchase shares of common stock at an initial exercise price of $0.30 per share, subject to adjustment, including adjustments under full-ratchet anti-dilution provisions for any issuances of securities at a lower price per share or per underlying share of common stock other than for an Excluded Issuance, or for any issuances of securities at a price which varies or may vary with the market price of the common stock, to match the price of such lower-priced or variable-priced securities, or for other dilution events. Simultaneous with any adjustment to the exercise price as a result of an anti-dilution adjustment, the number of shares underlying the First May 2024 FF Warrant will be adjusted proportionately so that after such adjustment the aggregate exercise price payable under the First May 2024 FF Warrant for the adjusted number of shares underlying the First May 2024 FF Warrant will be the same as the aggregate exercise price in effect immediately prior to such adjustment (without regard to any limitations on exercise). The First May 2024 FF Warrant also contains rights to any rights to purchase securities of the Company distributed pro rata to the stockholders of the Company.

Second May 2024 FF Warrant

The Second May 2024 FF Warrant will be exercisable for up to 250,000 shares of common stock at an initial exercise price of $0.01 per share from the Second FF Warrants Trigger Date until the fifth anniversary of the Second FF Warrants Trigger Date, subject to the FF Beneficial Ownership Limitation and the FF Exchange Limitation. The Second May 2024 FF Warrant will automatically be canceled if the May 2024 FF Note is fully repaid in cash prior to any FF Notes Event of Default. The Second May 2024 FF Warrant otherwise has the same terms and conditions as the First May 2024 FF Warrant.

Placement Agent Compensation Relating to May 2024 FirstFire Private Placement

Under the Boustead Engagement Letter, under which Boustead acted as the placement agent in connection with the initial transaction contemplated by the May 2024 FF Purchase Agreement, the Company paid to Boustead a cash fee of $26,250, equal to 7% of the purchase price of the May 2024 FF Note, and a non-accountable expense allowance of $3,750, equal to 1% of the purchase price of the May 2024 FF Note. The Company also issued Boustead 13,125 shares of common stock, equal to 7% of the May 2024 FF Commitment Shares. In addition, the Company issued the FF Placement Agent Warrant to purchase up to 7% of the shares issuable upon exercise of the First May 2024 FF Warrant, or 96,250 shares, with an exercise price of $0.30 per share. The number of shares that may be issued upon exercise of the FF Placement Agent Warrant is limited by the FF Exchange Limitation until the Company obtains the FF Stockholder Approval. The FF Placement Agent Warrant will be exercisable for a period of five years from the date of issuance, contains cashless exercise provisions, and may have certain registration rights.

Under the Boustead Engagement Letter, the Company also issued to Boustead a placement agent warrant to purchase up to a number of shares equal to 7% of the shares of common stock issuable upon exercise of the Second May 2024 FF Warrant, or 17,500 shares, at an exercise price of $0.01 per share (the “Second May 2024 Placement Agent Warrant”), exercisable for five years from the Second FF Warrants Trigger Date.

On June 18, 2024, the Company entered into a Warrant Cancellation Agreement, dated as of June 18, 2024, between the Company and Boustead, which provided that the Second May 2024 Placement Agent Warrant was cancelled and of no further effect, and that no other compensation will be issued to Boustead by the Company in lieu of the Second May 2024 PA Warrant. No portion of the Second May 2024 Placement Agent Warrant had been exercised prior to its cancellation.

Placement Agent Compensation Relating to Tumim Purchase Agreement

On January 26, 2024, the Company was required to issue to Tumim 661,102 shares of common stock as consideration for its commitment to purchase shares of our common stock from time to time at our direction under the Tumim Purchase Agreement (the “Tumim Commitment Shares”) in an amount valued at $500,000 in the aggregate, subject to a prohibition under the Tumim Purchase Agreement on issuances or sales of shares of common stock to Tumim that would result in Tumim beneficially owning more than 4.99% of the outstanding shares of the Company’s common stock (the “Tumim Beneficial Ownership Limitation”). The per share value of the Tumim Commitment Shares was required to be calculated by dividing (i) $500,000 by (ii) the average of the daily volume-weighted average prices (“VWAPs”) during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the filing of the initial registration statement to register under the Securities Act the offer and resale by Tumim of all of the shares of common stock that could be issued and sold by the Company to Tumim from time to time under the Tumim Purchase Agreement (the “Tumim Registration Statement”). If any shares that were otherwise required to be issued as Tumim Commitment Shares were not permitted to be issued due to the Tumim Beneficial Ownership Limitation, the Company was required to pay to Tumim in cash the amount equal to the product of (i) the number of shares that may not be issued as Tumim Commitment Shares due to the Tumim Beneficial Ownership Limitation and (ii) the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the Tumim Registration Statement. Accordingly, on January 26, 2024, the date of the initial filing with the SEC of the Tumim Registration Statement, the Company issued the Tumim Commitment Shares to Tumim, which were valued at $470,360.45 in the aggregate, based on the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the Tumim Registration Statement, which constituted approximately 4.99% of the outstanding shares of common stock, and, due to the Tumim Beneficial Ownership Limitation and pursuant to the terms and conditions of the Tumim Purchase Agreement summarized above, we paid Tumim $29,639.55 in cash, which equaled the number of the Tumim Commitment Shares that would have been issued but for the application of the Tumim Beneficial Ownership Limitation, multiplied by the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the Tumim Registration Statement.

We sold a total of 114,496 shares of common stock to Tumim pursuant to the terms and subject to the conditions of the Tumim Purchase Agreement, for total gross proceeds of $50,627. The sales were made over the course of four purchases, as follows: On March 6, 2024, 11,386 shares were sold at a price per share of $0.63973. On March 12, 2024, 30,849 shares were sold at a price per share of $0.42218. On March 18, 2024, 54,045 shares were sold at a price per share of $0.45876. On March 27, 2024, 18,216 shares were sold at a price per share of $0.30334. See Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Committed Equity Financing Facility” of the Quarterly Report, which is incorporated by reference herein.

Under the Boustead Engagement Letter, Boustead acted as the placement agent in connection with the transactions contemplated by the Tumim Purchase Agreement. We agreed to issue Boustead 49,193 Tumim Placement Agent Fee Shares in connection with our issuance of the Tumim Commitment Shares to Tumim on January 26, 2024, equal to 7% of the number of Tumim Commitment Shares that would have been issued but for the application of the Tumim Beneficial Ownership Limitation, as a fee pursuant to the Boustead Engagement Letter. Under the Boustead Engagement Letter, we were also required to pay Boustead a cash fee equal to 7% of the amount actually paid by Tumim to the Company pursuant to the Tumim Purchase Agreement and a non-accountable expense allowance equal to 1% of the amount actually paid by Tumim to the Company pursuant to the Tumim Purchase Agreement. In addition, we were required to issue the Tumim Placement Agent Warrants to purchase a number of shares equal to 7% of the number of shares of common stock issued to Tumim pursuant to purchases under the Tumim Purchase Agreement, at an exercise price equal to the applicable purchase price per share. Accordingly, in connection with the sales of shares under the Tumim Purchase Agreement described above, the Company issued Boustead four Tumim Placement Agent Warrants: (i) On March 6, 2024 for the purchase of 797 shares at an exercise price of $0.63973 per share; (ii) on March 12, 2024 for the purchase of 2,159 shares at an exercise price of $0.42218 per share; (iii) on March 18, 2024 for the purchase of 3,783 shares at an exercise price of $0.45876 per share; and (iv) on March 27, 2024 for the purchase of 1,275 shares at an exercise price of $0.30334 per share, respectively. Boustead and its affiliates are not in any manner related to Tumim or any of Tumim’s affiliates. Boustead’s compensation under the Boustead Engagement Letter in connection with the Tumim Purchase Agreement is subject to reduction or adjustment to the extent that such compensation is determined to be in excess of or otherwise noncompliant with applicable rules of FINRA. See also Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Contractual Obligations – Contractual Obligations to Boustead Securities, LLC” of the Quarterly Report, which is incorporated by reference herein.

The Offering

Common stock offered by the Selling Stockholders:	Up to 6,643,788 shares of common stock, consisting of:

	●	up to 6,477,206 shares of common stock issued or issuable to FirstFire consisting of:

		●	up to 1,232,407 shares of common stock issuable upon conversion of the June 2024 FF Note;

		●	up to 90,277 June 2024 FF Commitment Shares;

		●	up to 662,036 shares of common stock issuable upon exercise of the First June 2024 FF Warrant;

		●	up to 120,370 shares of common stock issuable upon exercise of the Second June 2024 FF Warrant;

		●	up to 2,559,616 shares of common stock issuable upon conversion of the May 2024 FF Note;

		●	up to 187,500 May 2024 FF Commitment Shares;

		●	up to 1,375,000 shares of common stock issuable upon exercise of the First May 2024 FF Warrant;

		●	up to 250,000 shares of common stock issuable upon exercise of the Second May 2024 FF Warrant;

	●	up to 166,582 shares of common stock issued or issuable to Boustead consisting of:

		●	up to 13,125 FF Placement Agent Fee Shares;

		●	up to 96,250 shares of common stock issuable upon exercise of the FF Placement Agent Warrant;

		●	up to 49,193 Tumim Placement Agent Fee Shares; and

		●	up to an aggregate of 8,014 shares of common stock issuable upon exercise of the Tumim Placement Agent Warrants.

Shares of common stock outstanding(1):	16,017,086 shares of common stock (as of July 2, 2024).

Use of proceeds:	We will not receive any proceeds from the sales of outstanding common stock by the Selling Stockholders. We have not received, and will not receive, any cash proceeds from the issuance of the May 2024 FF Commitment Shares, the FF Placement Agent Fee Shares, or the Tumim Placement Agent Fee Shares. We will not receive any proceeds from the issuance of shares of common stock upon conversion of any of the FF Notes. We may receive up to $1,088,583 in aggregate gross proceeds from the cash exercise of the FF Warrants, the FF Placement Agent Warrant, and the Tumim Placement Agent Warrants. Any proceeds that we receive from the cash exercise of the FF Warrants, the FF Placement Agent Warrant, or the Tumim Placement Agent Warrants will be used for working capital and general corporate purposes. See “Use of Proceeds”.

Risk factors:	Investing in our common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 21 of this prospectus, and in the “Risk Factors” section in any applicable prospectus supplement and any document incorporated by reference herein, before deciding to invest in our common stock.

Trading market and symbol:	Our common stock is listed on the NYSE American under the symbol “SGN”.

(1)	The number of shares of common stock outstanding is based on 16,017,086 shares of common stock outstanding as of July 2, 2024, and excludes the following securities as of such date:

●	586,000 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $2.50 per share;

●	728,240 shares of common stock issuable upon full conversion of the June 2024 FF Note in the principal amount of $198,611 and with guaranteed interest of $19,861 at its current conversion price of $0.30 per share, without application of a 110% prepayment premium;

●	1,512,500 shares of common stock issuable upon full conversion of the May 2024 FF Note in the principal amount of $412,500 and with guaranteed interest of $41,250 at its current conversion price of $0.30 per share, without application of a 110% prepayment premium;

●	662,036 shares of common stock issuable upon exercise of the First June 2024 FF Warrant at an exercise price of $0.30 per share;

●	120,370 shares of common stock issuable upon exercise of the Second June 2024 FF Warrant at an exercise price of $0.01 per share commencing on the Second FF Warrants Trigger Date;

●	1,375,000 shares of common stock issuable upon exercise of First May 2024 FF Warrant at an exercise price of $0.30 per share;

●	250,000 shares of common stock issuable upon exercise of the Second May 2024 FF Warrant at an exercise price of $0.01 per share commencing on the Second FF Warrants Trigger Date;

●	299,333 shares of common stock issuable upon the exercise of stock options at a weighted-average exercise price of approximately $2.71 per share, which have been granted to certain employees, consultants, officers, and directors of the Company under the Signing Day Sports, Inc. 2022 Equity Incentive Plan, as amended (the “Plan”);

●	2,250,000 shares of common stock that are reserved for issuance under the Plan, which is inclusive of 1,742,841 shares of restricted common stock and the 299,333 shares issuable upon the exercise of stock options that have been granted under the Plan;

●	280,804 shares of common stock issuable upon exercise of outstanding placement agent warrants (including the FF Placement Agent Warrant and the Tumim Placement Agent Warrants) at a weighted-average exercise price of approximately $1.69 per share; and

●	84,000 shares of common stock issuable upon exercise of a warrant issued to the representative of the underwriters in the Company’s initial public offering at an exercise price of $6.75 per share (the “Representative’s Warrant”).

DESCRIPTION OF SECURITIES

The description of our authorized capital stock and our outstanding securities as of the date of the filing of the Annual Report is incorporated by reference to Exhibit 4.1 to the 2023 Annual Report, and supplemented or updated as follows:

As of July 2, 2024, there were 16,017,086 shares of common stock, and owned by 79 stockholders of record, which does not include holders whose shares are held in nominee or “street name” accounts through banks, brokers or other financial institutions, and no shares of preferred stock issued and outstanding.

Options

On August 31, 2022, we established the Signing Day Sports, Inc. 2022 Equity Incentive Plan (as amended, the “Plan”). On February 27, 2024, the Plan was amended to increase the number of shares of common stock reserved for issuance under the Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 2,250,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. As of July 2, 2024, 207,826 shares remain available for issuance under the Plan. For a further description of the terms of the Plan, please see Item 11. “Executive Compensation – Signing Day Sports, Inc. 2022 Equity Incentive Plan” in the 2023 Annual Report.

As of July 2, 2024, we have granted stock options to certain employees, consultants, officers, and directors that may be exercised to purchase a total of 106,000 shares of common stock at an exercise price of $3.10 per share, 83,333 shares of common stock at an exercise price of $2.50 per share, 10,000 shares of common stock at an exercise price of $5.00 per share, and 100,000 shares of common stock at an exercise price of $2.25 per share. A number of these options remain subject to certain vesting conditions. The options will terminate on dates ranging from September 2032 to November 2033 except that options will generally terminate within three months of termination of the Continuous Service (as defined in the Plan) of the grantee. The description above does not include granted stock options or portions of granted stock options that subsequently terminated unexercised due to employee departures.

We have filed registration statements on Form S-8 with the SEC to register the potential exercise of these options.

April 2024 Note

On April 25, 2024, the Company issued a promissory note to Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company, dated April 25, 2024, in the base principal amount of $100,000 (the “April 2024 Note”). The April 2024 Note permits Mr. Nelson to make advances under the April 2024 Note of up to $100,000 in addition to the $100,000 base principal amount. On May 1, 2024, Mr. Nelson advanced $75,000 subject to the terms of the April 2024 Note. On June 14, 2024, Mr. Nelson advanced $2,500 subject to the terms of the April 2024 Note. The base principal and all advances under the April 2024 Note will accrue interest at a monthly rate of 3.5%, compounded monthly, while such funds are outstanding, from the 30th day following the date of issuance of the April 2024 Note to the 150th day following the date of issuance of the April 2024 Note, such that total interest of $3,500 will accrue as of the end of the first month, $3,622.50 as of the end of the second month, and so on, with respect to the base principal, assuming that it is not prepaid. The base principal, any advances, and accrued interest will become payable on the earlier of June 25, 2024 or upon the Company receiving any funding of $1,000,000 (the “April 2024 Note Maturity Date”). The Company is required to make full repayment of the balance of the base principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the April 2024 Note Maturity Date. The Company may prepay the base principal, any advances, and any interest then due without penalty.

FirstFire Senior Secured Promissory Notes

For a description of the terms and rights of the June 2024 FF Note, see “Prospectus Summary – Private Placements – June 2024 FirstFire Private Placement”. For a description of the terms and rights of the May 2024 FF Note, see “Prospectus Summary – Private Placements – May 2024 FirstFire Private Placement”.

FirstFire Warrants

For a description of the terms and rights of the June 2024 FF Warrants, see “Prospectus Summary – Private Placements – June 2024 FirstFire Private Placement”. For a description of the terms and rights of the May 2024 FF Warrants, see “Prospectus Summary – Private Placements – May 2024 FirstFire Private Placement”.

Placement Agent Warrant for May 2024 FirstFire Private Placement

For a description of the terms and rights of the FF Placement Agent Warrant, see “Prospectus Summary – Placement Agent Compensation Relating to May 2024 FirstFire Private Placement”.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, the applicable prospectus supplement, the information set forth under Item 1A. “Risk Factors” of the 2023 Annual Report, which is incorporated herein by reference except to the extent that the risk factors stated therein are amended, restated and updated hereby, and in other filings we make with the SEC, before purchasing our common stock. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus and in the reports incorporated herein by reference, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Note Regarding Forward-Looking Statements”.

Risks Related to the Company’s Business, Operations and Industry

Our current level of indebtedness and other financial commitments could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

As of July 2, 2024, we had outstanding indebtedness and other financial commitments totaling approximately $1.0 million, compared to less than $100,000 in cash and cash equivalents. Our current level of indebtedness and other financial commitments increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness and other financial commitments. The level of our indebtedness and other financial commitments could have other important consequences on our business, including:

●	making it more difficult for us to satisfy our obligations with respect to indebtedness and other financial commitments;

●	increasing our vulnerability to adverse changes in general economic, industry, and competitive conditions;

●	requiring us to dedicate a significant portion of our cash flows from operations to make payments on our indebtedness and other financial commitments, thereby reducing the availability of our cash flows to fund working capital and other general corporate purposes;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	restricting us from capitalizing on business opportunities;

●	placing us at a competitive disadvantage compared to our competitors that have less debt;

●	limiting our ability to borrow additional funds for working capital, acquisitions, debt service requirements, execution of our business strategy, or other general corporate purposes;

●	requiring us to provide additional credit support, such as letters of credit or other financial guarantees, to our customers or suppliers, thereby limiting our availability of funds;

●	limiting our ability to enter into certain commercial arrangements because of concerns of counterparty risks; and

●	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that have less debt.

The occurrence of any one or more of these circumstances could have a material adverse effect on us.

Our ability to make scheduled payments on and to refinance our indebtedness, including on our outstanding promissory notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including the outstanding notes, to refinance our debt, or to fund our other liquidity needs.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the outstanding notes. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets, which is outside of our control, and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default of our debt service obligations, if not cured or waived, the holders of the applicable indebtedness, including holders of our outstanding notes, could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. A default in our debt service obligations in respect of the FF Notes may permit FirstFire to declare all amounts owed under the FF Notes immediately due and payable and to institute foreclosure proceedings against its collateral, which consists of all assets of the Company except for the CBAZ Collateral. Any such default, event of default if not cured or waived, or declaration of acceleration could force us into bankruptcy, reorganization, insolvency, or liquidation.

The FF Notes and any other credit or similar agreements into which we may enter in the future may restrict our operations, particularly our ability to respond to changes or to take certain actions regarding our business.

The FF Notes contain a number of restrictive covenants that impose operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term interest, including restrictions on our ability to incur debt, create liens and encumbrances, engage in certain fundamental changes, dispose of assets, repurchase our stock, repay indebtedness owed to any affiliates (which include the indebtedness under a promissory note issued to Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company, on April 25, 2024 for $100,000 base principal, a $75,000 advance made on May 1, 2024, and a $2,500 advance made on June 14, 2024, bearing interest at a monthly rate of 3.5%, compounded monthly, while such funds are outstanding, from the 30th day following the date of issuance of the April 2024 Note to the 150th day following the date of issuance of the April 2024 Note, maturing on the earlier of June 25, 2024 or upon the Company receiving any funding of $1,000,000 and thereafter due upon demand of repayment), raise capital from certain types of transactions, and engage in transactions with affiliates, in each case subject to limitations and exceptions set forth in the FF Notes. In addition, the FF Notes provide that the FF Notes’ holders may demand that any cash proceeds from any source be applied to repay all or any portion of the outstanding principal amount and interest (including any default interest) then due under the FF Notes, which may adversely affect the Company’s ability to manage its cash flow and availability of capital resources.

The FF Notes also contain customary events of default, such as the failure to pay obligations when due, failure to issue shares upon conversions as required, a material breach of representations and warranties or covenants, the entry of material judgments against certain of our subsidiaries, the initiation of bankruptcy or insolvency proceedings of certain of our subsidiaries, defaults on other indebtedness, failure to remain subject to and compliant with the Exchange Act, failure to maintain intellectual property and other necessary assets, the restatement of any financial statements, disclosure or attempted disclosure of material non-public information to the FF Notes’ holders, unavailability of Rule 144 for resales of the Company’s securities, or the delisting or suspension of listing of the Company’s common stock by the NYSE American. The occurrence of an FF Notes Event of Default would result in a number of additional obligations to the holder of the May 2024 FF Note or the June 2024 FF Note, including acceleration of its balance multiplied by 125%; default interest at the rate of the lesser of (i) 15% per annum and (ii) the maximum amount permitted by law from the due date thereof until the same is paid; and the increase of the principal balance by $3,000 each calendar month until the respective promissory note is repaid in its entirety. In addition, subject to customary cure rights, we may be subject to foreclosure on the collateral securing the rights of the FF Notes’ holders, which could force us into bankruptcy or liquidation.

In the event that the FF Notes’ holders accelerated the repayment of borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the FF Notes would likely have a material adverse effect on us, potentially including forcing us into bankruptcy or liquidation. As a result of these restrictions and default conditions, we may be limited in how we conduct business, unable to raise additional debt or equity financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities.

In addition, we may enter into other credit agreements or other debt arrangements from time to time which contain similar or more extensive restrictive covenants and events of default, in which case we may face similar or additional limitations as a result of the terms of those credit agreements or other debt arrangements.

We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

We will require additional capital to fund our operations, and if we fail to obtain necessary financing, our business plan may not be successful.

Our operations have consumed substantial amounts of cash since inception, and we expect they will continue to consume substantial amounts of cash as we aggressively build our platform and our internal marketing, compliance and other administrative functions. We will require additional capital to maintain our business operations, and we may also need to raise additional funds sooner if our operating and other expenses are higher than we expect.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

If a lack of available capital means that we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

Relatively high interest rates may adversely impact our business.

Due to recent increases in inflation, the U.S. Federal Reserve has raised its benchmark interest rate. Increases in the federal benchmark rate have resulted in an increase in market interest rates, which may increase our interest expense and the costs of refinancing any existing indebtedness or obtaining new debt. Consequently, relatively high interest rates will increase cost of capital and the cost of borrowings for any other corporate purpose. As a result, if we need or seek significant borrowings and interest rates remain elevated or increase, the cost of such borrowing to us could be significant, which may have a significant adverse impact on our financial condition and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred net losses since our inception in 2019, and we may never achieve or sustain profitability. Federal net operating loss, or NOL, carryforwards we generated since our incorporation in September 2021 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We have not completed a study to assess whether an ownership change for purposes of Section 382 or 383 has occurred, or whether there have been multiple ownership changes since our inception. For purposes of Section 382 or 383, we may have experienced ownership changes in the past and may experience ownership changes in the future as a result of shifts in our stock ownership (some of which shifts are outside our control). As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards or other pre-change tax attributes to offset such taxable income or the tax thereon will be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. Therefore, if we attain profitability, we may be unable to use a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Daniel Nelson, our Chief Executive Officer and Chairman; Damon Rich, our Interim Chief Financial Officer; Jeffry Hecklinski, our President; and Craig Smith, our Secretary and Chief Operating Officer. Our executive officers or key employees may terminate their employment with us at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

Risks Related to This Offering

Substantial future sales or issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the perception in the public markets that these sales or issuances may occur, may depress our stock price. Also, future issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall. The expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock could also cause the market price of our common stock to decline.

The conversion or exercise of our outstanding convertible or exercisable securities and resale of the underlying common stock, and any other future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, would result in a decrease in the ownership percentage of existing stockholders, i.e., dilution, which may cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances, conversions, or exercises of our securities, on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities are likely to occur, or the perception that holders of securities convertible or exercisable for common stock are likely to sell their securities, could adversely affect the market price of our common stock. The effect of such dilution may be magnified as to all shares that are not or may eventually not be subject to restrictions on resale as enumerated below.

Under the May 2024 FF Note, which has principal of $412,500 and guaranteed interest of $41,250, the Company may be required to issue up to 1,663,750 shares of common stock upon full conversion at the initial conversion price of $0.30 per share if the 110% prepayment premium is applicable. Under the June 2024 FF Note, which has principal of $198,611 and guaranteed interest of $19,861, up to 801,064 shares of common stock will become issuable upon full conversion at the initial conversion price of $0.30 per share if the 110% prepayment premium is applicable. Each of the FF Notes also provides that upon a missed amortization payment the conversion price will be reduced to the lesser of the then-applicable conversion price and 80% of the lowest closing price of the common stock during the ten trading days prior to the date of a conversion. Each of the FF Notes also provides that upon an FF Notes Event of Default the conversion price will be reduced to the lesser of the then-applicable conversion price; $0.195 per share; and the closing price of the common stock on the date of the FF Notes Event of Default. In addition, the FF Notes and the FF Warrants contain full-ratchet anti-dilution and related provisions that will reduce the conversion price and exercise price to match the price of such lower-priced securities, other than for an Excluded Issuance, and proportionately increase the number of shares of common stock issuable under these securities. For example, an issuance of securities at a price 25% lower than the FF Notes Fixed Conversion Price and the exercise price of the First June 2024 FF Warrant and the First May 2024 Warrant, or $0.225 per share, would cause each of the FF Notes and the First June 2024 FF Warrant and the First May 2024 Warrant to become convertible into or exercisable for approximately 33% more shares of common stock than they were initially convertible into or exercisable to purchase. In addition, if the Second FF Warrants Trigger Date occurs, then the Second May 2024 FF Warrant and the Second June 2024 FF Warrant will be exercisable for up to 250,000 and 120,370 shares of common stock at an initial exercise price of $0.01 per share, respectively. These conversion and exercise rights will initially be subject to the FF Beneficial Ownership Limitation and the FF Exchange Limitation (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – June 2024 FirstFire Private Placement – June 2024 FF Purchase Agreement”) prior to the FF Stockholder Approval (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – June 2024 FirstFire Private Placement – June 2024 FF Purchase Agreement”), and restrictions on resale. However, we are required to take certain measures and generally use commercially reasonable efforts to obtain the FF Stockholder Approval to allow issuances greater than the FF Exchange Cap, and to file one or more registration statements to register the resale of these underlying shares, which, once effective, will allow such shares to be resold immediately into the public market without restriction.

In addition, we have issued placement agent warrants to purchase up to 280,804 shares of common stock at a weighted-average exercise price of approximately $1.69 per share. 104,264 of these shares are being registered for resale by means of this prospectus, subject to the FF Exchange Cap with respect to the FF Placement Agent Warrant, which will no longer apply if we obtain the FF Stockholder Approval pursuant to the requirements described above. The remaining shares are issuable pursuant to placement agent warrants that may be subject to piggyback registration rights which may require us to include them in registration statements filed in other offerings to register the resale of the shares underlying the placement agent warrants, which, once effective, will allow such shares to be resold immediately into the public market without restriction.

As of July 2, 2024, we have also granted 1,742,841 shares of restricted common stock under the Plan to officers, directors, employees, and consultants that remain outstanding, and options to purchase 299,333 shares of common stock issuable upon the exercise of stock options at a weighted-average exercise price of approximately $2.71 per share. We have filed registration statements on Form S-8 to register the offerings of these shares as well as other shares under stock options or other equity compensation that may be granted to our officers, directors, employees, and consultants or reserved for future issuance under the Plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, all of these shares registered under the registration statements on Form S-8 will be available for resale immediately in the public market without restriction other than those restrictions imposed on sales by affiliates pursuant to Rule 144.

In addition, in connection with our initial public offering in November 2023, we, our executive officers, directors and stockholders holding 5% or more of our shares (as well as holders of convertible or exercisable securities which convert into or are exercisable into common stock) at that time entered into lock-up agreements that prevent us and the other locked-up parties, subject to certain exceptions, from offering or selling shares of capital stock for up to 12 months, from the date on which the trading of our common stock commenced, or November 14, 2023, as to our directors, officers and security holders, and from the closing date of our initial public offering, or November 16, 2023, as to us. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived by the underwriter of our initial public offering, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common stock may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Additionally, our employees, executive officers, and directors may enter into Rule 10b5-1 trading plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers, and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, non-public information, subject to the expiration of the lock-up restrictions and Rule 144 requirements referred to above. Actual or potential resales of our common stock by our employees, executive officers, and directors as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our common stock to decline and make it more difficult for you to sell shares of our common stock. The market price of shares of our common stock may drop significantly when the lock-up agreements and other restrictions on resale by our existing stockholders and beneficial owners lapse. The effect of these grants on the value of your shares may therefore be substantial.

We also expect that significant additional capital may be needed in the future beyond that raised in this offering to continue our planned operations, including expanding research and development, hiring new personnel, marketing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

In the event that the market price of shares of our common stock drops significantly when the restrictions on resale by our existing stockholders lapse, existing stockholders’ dilution might be reduced to the extent that the decline in the price of shares of our common stock impedes our ability to raise capital through the issuance of additional shares of our common stock or other equity securities. However, in the event that our capital-raising ability is weakened as a result of a lower stock price, we may be unable to continue to fund our operations, which may further harm the value of our stock price.

Investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results. The Selling Stockholders may sell the shares being offered by means of this prospectus at different times and at different prices.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and any prospectus supplement or documents incorporated by reference herein or therein may contain, forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections “Prospectus Summary” and “Risk Factors” in this prospectus and under Item 1. “Business,” Item 1A. “Risk Factors,” and Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the 2023 Annual Report, and may be contained in our prospectus supplements or future SEC reports. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	anticipated benefits from strategic alliances and collaborations with certain sports organizations or celebrity professional sports consultants;

●	our ability to implement certain desired artificial intelligence features into our platform;

●	our anticipated ability to obtain additional funding to develop additional services and offerings;

●	expected market acceptance of our existing and new offerings;

●	anticipated competition from existing online offerings or new offerings that may emerge;

●	anticipated favorable impacts from strategic changes to our business on our net sales, revenues, income from continuing operations, or other results of operations;

●	our expected ability to attract new users and customers, with respect to football, sports other than football, or both;

●	our expected ability to increase the rate of subscription renewals;

●	our expected ability to slow the rate of user attrition;

●	our expected ability and third parties’ abilities to protect intellectual property rights;

●	our expected ability to adequately support future growth;

●	our expected ability to comply with user data privacy laws and other legal requirements;

●	anticipated legal and regulatory requirements and our ability to comply with such requirements; and

●	our expected ability to attract and retain key personnel to manage our business effectively.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus, in the 2023 Annual Report  under Item 1A. “Risk Factors”, the other documents incorporated by reference herein and under a similar heading in any applicable prospectus supplement, and the risks detailed from time to time in our future SEC reports or registration statements. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus and any applicable prospectus supplement and documents incorporated by reference herein relate only to events or information as of the date they are made. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the Selling Stockholders. We will receive gross proceeds of up to $1,088,583 in aggregate gross proceeds from the cash exercise of the FF Warrants, the FF Placement Agent Warrant, and the Tumim Placement Agent Warrants.

The Selling Stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future. Bank line of credit covenants and other restrictive loan covenants generally prohibit us from paying cash dividends. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also Item 1A. “Risk Factors – Risks Related to Our Common Stock – We do not expect to declare or pay dividends on our common stock in the foreseeable future.” in the 2023 Annual Report, which is incorporated by reference herein.

SELLING STOCKHOLDERS

The shares of common stock being offered by the Selling Stockholders consist of: (i) up to 1,232,407 shares of common stock issuable upon conversion of the June 2024 FF Note; (ii) up to 90,277 June 2024 FF Commitment Shares; (iii) up to 662,036 shares of common stock issuable upon exercise of the First June 2024 FF Warrant; (iv) up to 120,370 shares of common stock issuable upon exercise of the Second June 2024 FF Warrant; (v) up to 2,559,616 shares of common stock issuable upon conversion of the May 2024 FF Note; (vi) up to 187,500 May 2024 FF Commitment Shares; (vii) up to 1,375,000 shares of common stock issuable upon exercise of the First May 2024 FF Warrant; (viii) up to 250,000 shares of common stock issuable upon exercise of the Second May 2024 FF Warrant; (ix) up to 13,125 FF Placement Agent Fee Shares; (x) up to 96,250 shares of common stock issuable upon exercise of the FF Placement Agent Warrant; (xi) up to 49,193 Tumim Placement Agent Fee Shares; and (xii) up to an aggregate of 8,014 shares of common stock issuable upon exercise of the Tumim Placement Agent Warrants. We are registering the shares for resale in order to permit the Selling Stockholders to offer the shares for resale from time to time and to comply with requirements under the May 2024 FF Registration Rights Agreement and the June 2024 FF Registration Rights Agreement.

Except as disclosed below, the Selling Stockholders have not had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years other than with respect to the ownership of these securities, and, except as disclosed below, based on the information provided to us by the Selling Stockholders, none of the Selling Stockholders is a broker-dealer or an affiliate of a broker-dealer.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of our common stock by each of the Selling Stockholders. The second column lists the number of shares of common stock beneficially owned by each of the Selling Stockholders. The third column lists the number of shares of common stock that may be offered by means of this prospectus by the Selling Stockholders. The fourth column assumes the sale of all of the shares of common stock being offered by the Selling Stockholders pursuant to this prospectus.

Applicable percentage ownership is based on 16,017,086 shares of common stock outstanding as of July 2, 2024. For purposes of computing percentage ownership after this offering, we have assumed that the FF Notes will be converted into all of the shares of common stock that may be offered by means of this prospectus upon conversion thereof, that the FF Warrants will be exercised to purchase all of the shares of common stock that may be offered by means of this prospectus upon exercise thereof, and that the Placement Agent Warrants will be exercised to purchase all of the shares of common stock that may be offered by means of this prospectus upon exercise thereof. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares subject to warrants, convertible notes, or other exercisable or convertible securities held by that person that are currently exercisable or convertible or that will become exercisable or convertible within 60 days of July 2, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Notwithstanding the foregoing, the FF Notes and the FF Warrants are subject to the FF Beneficial Ownership Limitation, such that we shall not effect any conversion or exercise of the FF Notes or the FF Warrants, and no holder has the right to convert or exercise such securities, to the extent that after giving effect to the issuance of common stock upon conversion or exercise thereof, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to such conversion or exercise. In addition, the FF Notes, the FF Warrants, and the FF Placement Agent Warrant will be subject to the FF Exchange Limitation until we obtain the FF Stockholder Approval. Where noted in the footnotes to the table below, the amount and percentage of common stock beneficially owned listed in the table have been reduced to give effect to the FF Beneficial Ownership Limitation and the FF Exchange Limitation as applicable.

The number of shares being offered by this prospectus does not give effect to the FF Beneficial Ownership Limitation or to the FF Exchange Limitation.

The Selling Stockholders may sell all, some or none of the shares being offered in this offering. See “Plan of Distribution”.

	Common Stock Beneficially Owned Prior to this Offering					Common Stock Beneficially Owned After this Offering
Name	Number of Shares		Percentage of Outstanding Shares(1)	Number of Shares Being Offered		Number of Shares	Percentage of Outstanding Shares
FirstFire Global Opportunities Fund, LLC(2)	830,605	(2)	4.99%	6,477,206	(2)	-	-
Boustead Securities, LLC(3)	427,122	(3)	2.61%	166,582	(3)	-	-

(1)	Based on 16,017,086 shares of common stock issued and outstanding as of July 2, 2024. Any exercisable or convertible securities exercisable or convertible within 60 days of July 2, 2024 have been included in the denominator with respect to the respective beneficial owner only.

(2)	The number of shares of common stock that are beneficially owned consists of (i) 187,500 May 2024 FF Commitment Shares, (ii) 90,277 June 2024 FF Commitment Shares, (iii) 1,512,500 shares of common stock issuable upon full conversion of the May 2024 FF Note in the principal amount of $412,500 and with guaranteed interest of $41,250 at its current conversion price of $0.30 per share and without application of a 110% prepayment premium, (iv) 728,240 shares of common stock issuable upon full conversion of the June 2024 FF Note in the principal amount of $198,611 and with guaranteed interest of $19,861 at its current conversion price of $0.30 per share and without application of a 110% prepayment premium, (v) 1,375,000 shares of common stock issuable upon exercise of the First May 2024 FF Warrant, (vi) 250,000 shares of common stock issuable upon exercise of the Second May 2024 FF Warrant, (vii) 662,036 shares of common stock issuable upon exercise of the First June 2024 FF Warrant, and (viii) 120,370 shares of common stock issuable upon exercise of the Second June 2024 FF Warrant, reduced in the table above to give effect to the FF Beneficial Ownership Limitation. The number of shares being offered consists of (i) 187,500 May 2024 FF Commitment Shares, (ii) 90,277 June 2024 FF Commitment Shares, (iii) 2,559,616 shares of common stock issuable upon full conversion of the May 2024 FF Note, at an assumed alternate conversion price of $0.195 per share, assuming the application of a 110% prepayment premium, (iv) 1,232,407 shares of common stock issuable upon full conversion of the June 2024 FF Note, at an assumed alternate conversion price of $0.195 per share, assuming the application of a 110% prepayment premium, (v) 1,375,000 shares of common stock issuable upon exercise of the First May 2024 FF Warrant, (vi) 250,000 shares of common stock issuable upon exercise of the Second May 2024 FF Warrant, (vii) 662,036 shares of common stock issuable upon exercise of the First June 2024 FF Warrant, and (viii) 120,370 shares of common stock issuable upon exercise of the Second June 2024 FF Warrant, in each case without giving effect to the FF Beneficial Ownership Limitation or the FF Exchange Limitation. Eliezer Fireman has sole voting and investment power over the shares held by FirstFire.

(3)	The number of shares of common stock that are beneficially owned consists of (i) 13,125 FF Placement Agent Fee Shares, (ii) 49,193 Tumim Placement Agent Fee Shares, (iii) 96,250 shares of common stock issuable upon exercise of the FF Placement Agent Warrant, without giving effect to the FF Exchange Limitation, (iv) 8,014 shares of common stock in aggregate issuable upon exercise of the Tumim Placement Agent Warrants, (v) 84,000 shares of common stock issuable upon exercise of the Representative’s Warrant, and (vi) 176,540 shares of common stock issuable upon exercise of a placement agent warrant at an exercise price of $2.50 per share issued on December 23, 2021 in connection with a private placement (the “Pre-IPO Placement Agent Warrant”). The number of shares of common stock being offered consists of (i) 13,125 FF Placement Agent Fee Shares, (ii) 49,193 Tumim Placement Agent Fee Shares, (iii) 96,250 shares of common stock issuable upon exercise of the FF Placement Agent Warrant, without giving effect to the FF Exchange Limitation, and (iv) 8,014 shares of common stock issuable upon exercise of the Tumim Placement Agent Warrants. Lincoln Smith has sole voting and investment power over the securities held by Boustead. Boustead is a registered broker-dealer. Boustead acted as the representative of the underwriters of our initial public offering and received the Representative’s Warrant as partial consideration for underwriter services. Boustead has also acted the Company’s placement agent, and was issued the FF Placement Agent Fee Shares, the Tumim Placement Agent Fee Shares, the FF Placement Agent Warrant, the Tumim Placement Agent Warrants, and the Pre-IPO Placement Agent Warrant as partial consideration for placement agent services.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares of common stock offered by this prospectus under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares of common stock offered by this prospectus, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction, not in excess of a customary brokerage commission in compliance with Rule 2121 of FINRA; and in the case of a principal transaction, a markup or markdown in compliance with FINRA Rule 2121.

Pursuant to the May 2024 FF Purchase Agreement and the June 2024 FF Purchase Agreement, until the date that the FF Notes are fully repaid or fully converted, FirstFire will not execute any “short sale” (as defined in Rule 200 of Regulation SHO under the Exchange Act) of the common stock which establishes a net short position with respect to the common stock.

Except as described above, in connection with the sale of shares of common stock offered by this prospectus or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging the positions they assume. Except as described above, the Selling Stockholders may also sell shares of common stock offered by this prospectus short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealers or other financial institutions of shares of common stock offered by this prospectus, which shares such broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transactions).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of common stock offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The shares of common stock offered by this prospectus will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

The June 2024 FF Registration Rights Agreement and the May 2024 FF Registration Rights Agreement contain certain registration requirements with respect to certain of the shares of common stock being offered by means of this prospectus. See “Prospectus Summary – June 2024 FirstFire Private Placement – June 2024 FF Registration Rights Agreement” and “Prospectus Summary – May 2024 FirstFire Private Placement – May 2024 FF Registration Rights Agreement”. Certain registration requirements may also apply to the FF Placement Agent Fee Shares, the FF Placement Agent Warrant, the Tumim Placement Agent Fee Shares, and the Tumim Placement Agent Warrants pursuant the Boustead Engagement Letter. The registration statement of which this prospectus forms a part is intended to address these registration requirements. We are also required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. In addition, we agreed to indemnify FirstFire and certain related persons against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, the Exchange Act, or any other law.

Our common stock is currently listed on the NYSE American under the symbol “SGN”.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Bevilacqua PLLC.

As of the date of this prospectus, Bevilacqua PLLC owns 15,000 shares of common stock and a pre-funded warrant to purchase 2,500,000 shares of common stock at an exercise price of $0.01 per share, subject to a limitation on beneficial ownership to 4.99% of the common stock that would be outstanding immediately after exercise. Bevilacqua PLLC received these securities as partial consideration for legal services previously provided to us.

EXPERTS

The financial statements of the Company as of and for the fiscal years ended December 31, 2023 and December 31, 2022 are incorporated into this prospectus by reference in reliance upon the report incorporated by reference of BARTON CPA, an independent registered public accounting firm (“Barton”), appearing therein (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as disclosed in Note 1 to the consolidated financial statements), and upon the authority of said firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

Marcum LLP (“Marcum”) audited our consolidated financial statements for the year ended December 31, 2021. On March 6, 2023, Marcum resigned as our independent registered public accounting firm. The audit report issued by Marcum on January 24, 2023, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles, but included an explanatory paragraph that there was substantial doubt as to the Company’s ability to continue as a going concern. Marcum did not provide an audit report on our financial statements for any period subsequent to December 31, 2021. Marcum has not provided any audit services to the Company subsequent to January 24, 2023.

During the year ended December 31, 2021 and subsequently during 2022 and through March 6, 2023, (i) there were no “disagreements” between us and Marcum (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K promulgated by the SEC (“Regulation S-K”) and the related instructions to this item) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such period, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, other than as described below.

During the year ended December 31, 2021, in connection with the audit of our financial statements as of and for the year ended December 31, 2021, several material weaknesses in our internal control over financial reporting were identified. The material weaknesses related to the following: a) Ineffective controls over period end financial disclosures and reporting process: Due to resource constraints, we have not formally defined internal controls over the period end financial disclosure and reporting process, including the identification of subsequent events, which increases susceptibility to fraud or error, and b) Revenue recognition – customer contracts: In connection with Marcum’s testing of revenue, several test selections did not have documentation such as a corresponding contract or third party written documentation of the customer’s order.

We provided Marcum with a copy of the foregoing disclosures and requested Marcum to furnish us with a letter addressed to the SEC stating whether or not Marcum agrees with the above disclosures. A copy of Marcum’s letter is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

On March 1, 2023, we engaged Barton as our new independent registered public accounting firm. During the year ended December 31, 2021 and subsequently during 2022 and through March 1, 2023, we (or any person on our behalf) did not consult with Barton regarding any of the matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The website address is https://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at https://www.signingdaysports.com. Information accessible on or through our website is not a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the securities that we are offering. Statements in this prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should read the actual documents for a more complete description of the relevant matters.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference much of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated by reference in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents furnished pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K and, except as may be noted in any such Form 8-K, exhibits filed on such form that are related to such information), until the offering of the securities under the registration statement of which this prospectus forms a part is terminated:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024;

●	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 15, 2024;

●	our Current Reports on Form 8-K (and any amendments thereto on Form 8-K/A) filed with the SEC on January 8, 2024, January 29, 2024, February 14, 2024, February 28, 2024, March 6, 2024, March 11, 2024, April 11, 2024, April 17, 2024, April 26, 2024, May 3, 2024, May 17, 2024, May 21, 2024, June 14, 2024, June 20, 2024, July 10, 2024, and July 18, 2024 (other than information furnished and not filed); and

●	The description of the common stock which is contained in the Company’s Registration Statement on Form 8-A filed with the SEC on November 9, 2023 (File No. 001-41863) pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Any statement made in a document incorporated by reference into this prospectus or any prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus or such prospectus supplement to the extent that a statement contained in this prospectus or such prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus or such prospectus supplement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be directed to Signing Day Sports, Inc., Attn: Secretary, 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255, or by calling us at (480) 220-6814.

Signing Day Sports, Inc.

Up to 6,643,788

Shares of Common Stock

Prospectus

July 18, 2024